Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hard Cut Vodka, Inc.
16030 Ventura Blvd., Suite 320
Encino, CA 91436
https://hardcutvodka.com

Up to $1,999,995.00 in Common Stock at $7.50
Minimum Target Amount: $19,995.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Hard Cut Vodka, Inc.
Address: 16030 Ventura Blvd., Suite 320, Encino, CA 91436
State of Incorporation: DE
Date Incorporated: June 05, 2023

Terms:

Equity

Offering Minimum: $19,995.00 | 2,666 shares of Common Stock
Offering Maximum: $1,999,995.00 | 266,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $7.50
Minimum Investment Amount (per investor): $495.00

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chairman of the Board of Directors of the Company (the "Chairman"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Chairman determines is necessary or appropriate in the exercise of his or her authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Chairman for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 7% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 12% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 6: Invest $100,000+ within the first 2 weeks and receive 20% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $10,000+ between day 35 - 40 and receive 7% bonus shares

Flash Perk 3: Invest $20,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 4: Invest $50,000+ between day 35 - 40 and receive 12% bonus shares

Flash Perk 5: Invest $100,000+ between day 35 - 40 and receive 15% bonus shares

Flash Perk 6: Invest $20,000+ between day 60 - 65 and receive 5% bonus shares

Flash Perk 7: Invest $50,000+ between day 60 - 65 and receive 7% bonus shares

Flash Perk 8: Invest $100,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+/ a signed personalized 8x10 photo of Dolph Lundgren holding our bottle

Tier 2 Perk: Invest $2,500+ / all of the above plus a personalized video message

Tier 3 Perk: Invest $5,000 + / all of the above plus a signed bottle of our vodka, or a signed flask**

Tier 4 Perk: Invest $10,000+ / all of the above plus a 15 min Zoom call with Dolph Lundgren

Tier 5 Perk: Invest $25,000+ / all of the above plus 2% Bonus Shares

Tier 6 Perk: Invest $50,000+ / all of the above plus a private lunch with Dolph Lundgren in LA or NY, and 5% Bonus Shares

Tier 7 Perk: Invest $100,000+ / all of the above plus a personal training session at Gold's Gym California with Dolph, a cameo appearance in an upcoming movie with Dolph, and 7% Bonus Shares

**Please note: Due to alcohol shipping regulations, we're unable to send a signed bottle of Hard Cut Vodka to investors residing in certain states and countries. Instead, we'll send you a signed flask. If you're located in Alabama, Alaska, Arkansas, Delaware, Hawaii, Mississippi, Oregon, South Dakota, Utah, and West Virginia, and certain zip codes in Massachusetts and Texas, we unfortunately won't be able to fulfill this perk. Outside of the United States, we can only ship a signed bottle of Hard Cut Vodka to Austria, Denmark, Sweden, Germany, the Netherlands, and Switzerland. We appreciate your understanding.

Loyalty Perk

As you are a previous investor or an employee of the Company or a friend or family in Hard Cut Vodka, you are eligible for additional bonus shares (10%).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Hard Cut Vodka, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $750. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Loyalty Bonus and the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Hard Cut Vodka, Inc. (or the "Company") is a high proof potato-based vodka made in Idaho with Rocky Mountain water. The potato provides a unique mouthfeel and taste, and its quality is confirmed by receiving a Double Gold medal last year at the San Francisco World Spirits awards. As a high proof, yet smooth vodka, Hard Cut holds up very well in cocktails and is delicious on its own or with a mixer.

We have launched Hard Cut Vodka in certain markets in the United States and Europe. The product will be available throughout both regions via Direct-to-Consumer online sales where legal, and we are focusing initial marketing and sales activities in stores and bars in California and New York City. In California, the brand has launched with a display program with BevMo, one of the the top state liquor retailer, with availability on GoPuff.com, the Direct-to-Consumer liquor provider in California and beyond.

Corporate History

Hard Cut Vodka, Inc. was initially organized as Hard Cut Vodka, LLC, a Delaware limited liability company, on June 5, 2023, and converted to a Delaware corporation on September 4, 2024.

Intellectual Property

The Company received the right to use a U.S. registered trademark for "Hard Cut," assigned to Hard Cut Vodka, Inc. by Viking Spirit AB, and recorded with the USPTO on August 6, 2024. In addition to this, Hard Cut Vodka, Inc. has other IP that it has developed, including two pending U.S. trademark applications, "HARD CUT, SMOOTH FINISH™" and "IN A WORLD GONE SOFT, WE GO HARD™," both filed with the USPTO on August 14, 2024, and other branding, trade dress, and creative assets used in connection with its vodka products.

Competitors and Industry

Representing one-third of the distilled spirits market, the global vodka market is valued at over $58.02 billion*, and despite recent post-pandemic headwinds, is expected to grow. In the US, Vodka represents 31% of total spirits volume in 2024, excluding ready-to-drink (RTD) cocktails. The Spirits category $ size in 2024 was $34B, and is estimated to grow to $43.4B by 2030. Vodka in 2024 was $7.2B, and is estimated to grow to $8.3B by 2030. The Vodka Superpremium Price Segment was $0.9B in 2024, and is estimated to grow to $1.4B in 2024.

The 2030 projections are management estimates based on internal analysis and third-party industry research. These projections are not guarantees and rely on assumptions that may not occur.

Hard Cut differentiates from all the competition as a "contrarian" brand - not only is the product itself "hard cut" via a higher proofing, but it also has a "hard cut" image and lifestyle. Simply put, in a world gone "soft," Hard cut "goes hard," evoking the "hard cut" lifestyle of a cinematic adventure movie, where the protagonist Dolph enjoys living life to its fullest. While the brand does take itself seriously from a product standpoint - it's a super smooth, high proof "hard cut" vodka - it has a fun sense of humor and is self-deprecating, which is a key character trait for the protagonist (Dolph) and the consumer who aspires to the "hard cut" adventurous lifestyle.

*https://www.maximizemarketresearch.com/market-report/global-vodka-market/116603/

Current Stage and Roadmap

Current Stage

We have launched our brand in California and New York, currently in 146 retail outlets and 133 on premise accounts, such as Tao, Mr Chow, Sky Bar, Cipriani and Hotel Carlyle's Bemelman's Bar in NY.

Future Roadmap

We plan to expand our exclusive retail program in California with BevMo, the State's largest liquor retailer and its Direct-To-Consumer arm, GoPuff to their Arizona operations. Hard Cut is pursuing offers to expand into Florida with Total Wine America's largest spirits retailer as well as with ABC Liquor. We're also looking at Total Wine in Texas and an offer to bring our brand to the Midwest.

Last year, Hard Cut Vodka won Double Gold at the San Francisco Global Spirits Competition.

The Team

Officers and Directors

Name: Dolph Lundgren

Dolph Lundgren's current primary role is with Red Orm Productions. Dolph Lundgren currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder & Board Chairman
  Dates of Service: August, 2019 - Present
  Responsibilities: Chairman of the board and the principal securities owner

Other business experience in the past three years:

- Employer: Red Orm Productions
  Title: President
  Dates of Service: May, 1986 - Present
  Responsibilities: Develops, produces and directs motion pictures.

Other business experience in the past three years:

- Employer: Oden Pictures, Inc
  Title: President
  Dates of Service: April, 2015 - Present
  Responsibilities: Develops, produces and directs motion pictures.

Name: Steven George Luttmann

Steven George Luttmann's current primary role is with Tortoise & Volt Marketing & Ventures. Steven George Luttmann currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Principal Accounting Officer, Board Member
  Dates of Service: October, 2024 - Present
  Responsibilities: Steven's role is to lead the strategic and operational direction of the company, including brand strategy, product development, sales and marketing, financing, talent management and production/ supply chain. Steven receives a salary of $144,000 and holds equity.

Other business experience in the past three years:

- Employer: Tortoise & Volt Marketing & Ventures
  Title: Managing Director
  Dates of Service: April, 2017 - Present
  Responsibilities: Steven developed and managed new brand projects and ventures with partners in the beverage alcohol and other consumer product industries.

Other business experience in the past three years:

- Employer: HERCULES MULLIGAN Bespoke Libations Co
  Title: CEO
  Dates of Service: November, 2019 - November, 2024
  Responsibilities: Founder and marketing leader.

Name: Emma Oline Krokdal

Emma Oline Krokdal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Secretary and Co Founder
  Dates of Service: September, 2024 - Present
  Responsibilities: Emma is the corporate secretary and in charge of record keeping and distributing notices, as well as creative work. Emma currently receives a salary of $3,000 per month and holds equity.

Other business experience in the past three years:

- Employer: Wanted Man Productions
  Title: Co-Producer
  Dates of Service: February, 2022 - September, 2025
  Responsibilities: Day to day production decisions

Name: Craig Baumgarten

Craig Baumgarten's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2024 - Present
  Responsibilities: Craig is the Founding Director, working with Dolph Lundgren and others to fund the launch of Hard Cut vodka. Craig does not currently receive a salary and holds equity.

Other business experience in the past three years:

- Employer: Baumgarten Management and Production Inc.
  Title: Owner
  Dates of Service: October, 1988 - Present
  Responsibilities: Owner of production and management company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current

corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chairman of the Board of Directors of the Company (the "Chairman"), or his or her successor, as your voting proxy. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Hard Cut Vodka was formed on June 5, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hard Cut Vodka has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Hard Cut Vodka is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial

performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Chief Executive Officer currently splits time between working for Hard Cut Vodka, Inc. and another company
The CEO of Hard Cut Vodka, Inc. (Steve Luttmann) currently splits his time between managing Hard Cut Vodka and his own marketing consulting firm, Tortoise & Volt, LLC. Steve estimates he spends a minimum of 15 hours per week on Hard Cut Vodka and approximately 10 to 20 hours per week on Tortoise & Volt, depending on client demand. While he manages both companies and is the sole decision-maker for each, he does not have other employment or business commitments outside these roles. Although Steve intends to eventually focus exclusively on Hard Cut Vodka as the company grows, there is some level of risk in investing in a company whose day-to-day operations are managed by a CEO who is not currently working full-time for the business.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dolph Lundgren	510,000	Common Stock	49.2%

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 266,666 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 1,036,500 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Stockholders' Agreement Requirement

As a condition of investing in this offering, all investors will be required to become parties to the Company's Stockholders' Agreement. This agreement includes provisions governing the voting of shares, including a requirement to vote in accordance with the recommendations of the Board of Directors on certain matters. Investors should carefully review the Stockholders' Agreement, attached to the Offering Circular as Exhibit F, before subscribing.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chairman of the Board of Directors of the Company (the "Chairman"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Chairman determines is necessary or appropriate in the exercise of his or her authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Chairman for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Notice of Requirement to Join Stockholders' Agreement

By purchasing Common Stock in this offering, you will automatically become a party to the Company's Stockholders' Agreement, which imposes transfer restrictions, a right of first refusal (ROFR) in favor of the Company and/or other stockholders, and drag-along obligations in the event of a sale of the Company approved in accordance with the agreement.

Right of First Refusal (ROFR): Under the ROFR, before selling your shares to a third party, you must first offer them to the Company (and in some cases other stockholders) on the same terms.

Drag-Along Rights: Drag-along rights may require you to sell your shares on the same terms as other stockholders in a Company sale if the required approval thresholds are met.

These restrictions may limit your ability to sell your shares, including on a secondary market.

Please see the Company's Stockholders' Agreement attached to the Offering Memorandum as Exhibit F for further information.

The total number of shares outstanding include 36,500 shares to be issued pursuant to Advisor and Employee Options.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,245,944.00
Maturity Date: December 31, 2026
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: The Notes are convertible in (a) a Qualified Financing >$500,000 (b) Change of control (C) Maturity

Material Rights

The Convertible Notes confer material rights to noteholders, including the right to convert the principal and accrued interest into Common Stock of the Company at a 20% discount to the price per share in the next equity financing round exceeding $500,000, or at a $6 million valuation cap, whichever is more favorable. Noteholders also have the right to convert in the event of a change of control or at maturity.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you have granted your votes by proxy to the Chairman of the Board of Directors of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $1,245,994.00
  Use of proceeds: Product inventory & general operations
  Date: November 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 1,000,000
Use of proceeds: Shares issued as part of the formation of the company.
Date: September 04, 2024
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The company can operate for 6 months with current cash on hand and assuming a significant reduction in planned inventory, marketing, and personnel costs. Operating for 6 months without raising additional funds would require a significant reduction in personnel, marketing, sales, and inventory build.

Foreseeable major expenses based on projections:

If sufficient capital is raised, we foresee the major expenses to be inventory build (~$500k in Q4), sales personnel (~$100k in Q4), and marketing (~$50k in Q4).

Future operational challenges:

Our future operational challenges will be gaining distribution and driving consumer awareness.

Future challenges related to capital resources:

We anticipate our ability to raise capital to be our biggest challenge related to capital resources.

Future milestones and events:

Continuing to sell our product in California and New York and launching in Florida and later in Texas is expected to significantly impact the company financially.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 18, 2025, the Company has capital resources available in the form of $400,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support sales and marketing programming; producing inventory.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $20,000, we anticipate the Company will be able to operate for 1 month.

This is based on a current monthly burn rate of $20,000 for expenses related to key personnel and inventory.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 12+ months. This is based on a projected monthly burn rate of $100,000 for expenses related to sales and marketing, key personnel, and inventory.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including capital contributions from high net worth individuals or private equity in the future.

Indebtedness

- Creditor: Viking Spirits, AB
  Amount Owed: $180,000.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2028
  Unsecured promissory note. No conversion rights. Interest payable annually; principal due at maturity.

- Creditor: Convertible Note
  Amount Owed: $1,245,994.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2026
  Unsecured convertible promissory note. Convertible into equity upon a qualified financing of at least $500,000, change of control, or maturity. Conversion at 20% discount to the next round price, with a $6,000,000 valuation cap.

- Creditor: Dolph Lundgren
  Amount Owed: $251,045.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2026

Related Party Transactions

- Name of Person: Dolph Lundgren
  Relationship to Company: Founder, Director, and 20%+ Shareholder
  Nature / amount of interest in the transaction: Amount Owed: $251,045 Interest Rate: 10%
  Material Terms: Maturity Date: December 31, 2026 Material Terms: Amount Owed is $251,045 as of 12/31/2024.

- Name of Person: Viking Spirits, AB
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Amount Owed: $180,000
  Material Terms: Interest Rate: 10% Maturity Date: 12/31/2028

Valuation

Pre-Money Valuation: $7,773,750.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) all outstanding options and warrants are exercised; and (iii) there are no shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,245,944 in Convertible Promissory Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities, which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $19,995.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Company Employment
  46.5%
  We will use 46.5% of the funds to hire key personnel for daily operations.

- Working Capital
  46.0%
  We will use 46% of the funds for working capital to cover expenses for the initial launch, product expansion, etc. as well as ongoing day-to-day operations of the Company.

If we raise the over allotment amount of $1,999,995.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Working Capital
  35.5%
  We will use 35% of the funds raised to support inventory and working capital build to meet growing demand and enable scale.

- Company Employment
  35.0%
  We will use 35% of the funds to expand the team and support key hires across operations, sales, and marketing.

- Marketing
  22.0%
  We will use 22% of the funds to drive marketing initiatives, build brand awareness, and accelerate customer acquisition.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://hardcutvodka.com (www.hardcutvodka.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hard-cut-vodka

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Hard Cut Vodka, Inc.

[See attached]

HARD CUT VODKA

Hard Cut Vodka, Inc.
(the "Company")
a Delaware Corporation

Financial Statements with Independent Auditor's Report

Years Ended December 31, 2023 and December 31, 2024

Table of Contents

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT AUDITOR'S REPORT

To: Hard Cut Vodka, Inc. Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the statements of financial position as of December 31, 2023 and December 31, 2024 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and December 31, 2024 and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RWB Capital LLC

Tamarac, FL
April 30, 2025

HARD CUT VODKA, INC.
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2024	2023
ASSETS		
Current Assets:		
Cash & Cash Equivalents	237,057	26,448
Due from Related Party	-	3,000
Total Current Assets	237,057	29,448
Non-Current Assets:		
Intangible Assets - net	73,778	79,111
Total Non-Current Assets	73,778	79,111
TOTAL ASSETS	310,835	108,559
LIABILITIES AND EQUITY		
Current Liabilities:		
Due to Related Party	251,045	13,045
Accounts Payable	1,488	-
Accrued Interest Expense	9,140	1,140
Total Current Liabilities	261,673	14,185
Non-Current Liability:		
Notes Payable	80,000	80,000
Total Non-Current Liability	80,000	80,000
TOTAL LIABILITIES	341,673	94,185
EQUITY		
Common Stock	10	-
Additional Paid-in Capital	264,984	-
Member's Capital	-	30,000
Accumulated Deficit	(295,832)	(15,626)
TOTAL EQUITY	(30,838)	14,374
TOTAL LIABILITIES AND EQUITY	310,835	108,559

See Accompanying Notes to these Financial Statements

HARD CUT VODKA, INC.
STATEMENTS OF OPERATIONS

	For the year ended December 31, 2024	For the six months period ended December 31, 2023
Operating Expenses		
Logistics and Fulfillment	2,231	-
Advertising and Marketing	5,066	-
Professional Services	87,216	-
General and Administrative Expense	39,116	-
Research and Development Expense	112,306	13,597
Total Operating Expenses	**245,935**	**13,597**
Total Loss from Operations	**(245,935)**	**(13,597)**
Other Income (Expense)		
Other Income	(10)	-
Interest Expense	8,000	1,140
Total Other Income (Expense)	**7,990**	**1,140**
Earnings Before Income Tax, Depreciation and Amortization	**(253,925)**	**(14,737)**
Depreciation Expense	-	-
Amortization Expense	5,333	889
Net Loss	**(259,258)**	**(15,626)**

See Accompanying Notes to these Financial Statements

HARD CUT VODKA, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in			Total Shareholder's
	# of Shares	$ Amount	Capital	Members' Capital	Accumulated Deficit	Equity
Inception	-	-	-	-	-	-
Contribution	-	-	-	30,000	-	30,000
Distribution	-	-	-	-	-	-
Net loss	-	-	-	-	(15,626)	(15,626)
Ending balance at 12/31/23	**-**	**-**	**-**	**30,000**	**(15,626)**	**14,374**
Issuance of Common Stock	1,000,000	10	-	-	-	10
Additional Paid in Capital	-	-	264,984	-	-	264,984
Conversion to C-Corporation	-	-	-	(30,000)	-	(30,000)
Prior period adjustment	-	-	-	-	(20,948)	(20,948)
Net loss	-	-	-	-	(259,258)	(259,258)
Ending balance at 12/31/2024	**1,000,000**	**10**	**264,984**	**-**	**(295,832)**	**(30,838)**

See Accompanying Notes to these Financial Statements

HARD CUT VODKA, INC.
STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2024	For the six months period ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(259,258)	(15,626)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Amortization Expense	5,333	889
Prior period adjustments	(20,948)	-
Decrease (Increase) in:		
Due from Related Party	3,000	(3,000)
Increase (Decrease) in:		
Accrued Interest Expense	8,000	1,140
Accounts Payable	1,488	-
Due to Related Party	238,000	13,045
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	234,873	12,074
Net Cash used in Operating Activities	(24,385)	(3,552)
CASH FLOWS FROM AN INVESTING ACTIVITY		
Intangible Assets - net	-	(80,000)
Net Cash used in an Investing Activity	-	(80,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Notes Payable	-	80,000
Conversion of Members' Capital to Common Stock	10	-
Increase in Additional Paid-in Capital	264,984	-
Member's Capital	(30,000)	30,000
Net Cash provided by Financing Activities	234,994	110,000
Cash at the beginning of period	26,448	-
Net Cash increase for period	210,609	26,448
Cash at end of period	237,057	26,448

See Accompanying Notes to these Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Hard Cut Vodka, Inc. ("the Company") was formed in Delaware on September 4, 2024. The Company plans to earn revenue by manufacturing a high-proof vodka, expertly distilled with Idaho potatoes and Rocky Mountain water. The goal is to provide a generous hard cut during the editing process, yielding a vodka that is both smooth and full of character and the perfect cut for every cocktail crafted with Hollywood perfection. The Company's headquarters is in Delaware. The Company's customers will be located in the United States.

Statutory Conversion: Hard Cut Vodka, Inc. is the successor to Hard Cut Vodka, LLC, a Delaware-based LLC founded on June 5, 2023. The LLC was originally established to manage the Company's business operations. As part of a strategic restructuring to facilitate growth and attract investment, the Company underwent a statutory conversion, transitioning from a Delaware LLC to a Delaware corporation. This conversion, filed pursuant to Delaware General Corporation Law Section 265, was completed on September 4, 2024.

The restructuring was designed to streamline operations, enhance corporate governance, and provide a clearer financial overview for stakeholders. As Hard Cut Vodka, Inc., the Company is better positioned to achieve its mission of the perfect cut to every cocktail crafted with Hollywood perfection to its growing base of users.

To raise operating capital, the Company will conduct a crowdfunding campaign under Regulation CF in 2025.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $237,057 and $26,448 in cash as of December 31, 2024 and December 31, 2023, respectively.

Intangible Asset

Acquired identifiable finite-lived intangible assets are amortized on a straight-line basis or accelerated method over the estimated useful lives of the assets. The basis of amortization approximates the pattern in which the assets are utilized, over their estimated useful lives. Intangible asset as of December 31, 2024 and December 31, 2023 is as follows:

Property Type	Useful Life in Years	2024	2023
Trademark	15	80,000	80,000
Less Accumulated Amortization		(6,222)	(889)
Totals		**73,778**	**79,111**

The Intangible Asset pertains to the US registered Trademark "Hard Cut" assigned to the Company in November 2023 by Viking Spirit AB in exchange for a promissory note of $80,000.

The Company routinely reviews the remaining estimated useful lives of finite-lived intangible assets. In case the Company reduces the estimated useful life for any asset, the remaining unamortized balance is amortized or depreciated over the revised estimated useful life.

Impairment of long-lived assets and intangible assets subject to amortization
Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360,' Accounting for the Impairment or Disposal of Long—Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the period ended December 31, 2024 and December 31, 2023, no impairment losses were recorded.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

The Company is still pre-revenue as of December 31, 2024.

Selling and Marketing Expenses

Selling and marketing expenses associated with advertising and marketing the Company's products and services are expensed as costs are incurred.

General and Administrative Expenses

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Research and Development Expense

Research and development costs are recognized as an expense as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2024 and December 31, 2023, the Company had outstanding due to related party loans amounting to $251,045 and $13,045, respectively, which were used to fund the operations. The balance is non-interest bearing and due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company's liabilities pertain to due to related party loans, accrued interest expense and notes payable.

Due to Related Party - As of December 31, 2024 and December 31, 2023, the Company had outstanding due to related party loans amounting to $251,045 and $13,045 which were used to fund the operations. The balance is non-interest bearing and due on demand.

Notes Payable - As of December 31, 2024 and December 31, 2023, the Company had outstanding notes payable amounting to $80,000 which pertains to the US registered Trademark "Hard Cut" which was assigned to the Company in November 2023 by Viking Spirit AB. The balance is interest bearing at 10% per annum and due on December 31, 2028, including all and any accrued interest thereon. The Company may at any time repay the loan amount or part thereof, together with accrued interest.

NOTE 6 – EQUITY

The Company has authorized 3,000,000 of common shares with a par value of $0.00001 per share. 1,000,000 shares were issued and outstanding as of December 31, 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 30, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Dolph Lundgren's Premium American Vodka Brand

Hollywood action star Dolph Lundgren has created Hard Cut Vodka, a bold 90-proof spirit that's distilled from 100% American Idaho potatoes. This Double Gold Medal winner at the San Francisco World Spirits Competition is led by CEO Steve Luttmann, formerly involved with celebrity-led brands Aviation Gin and Pantalones Tequila, and is expanding nationwide through distribution partnerships with BevMo and Total Wine.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



DOLPH LUNDGREN'S
PREMIUM AMERICAN VODKA BRAND
HARD CUT

$385,517.19 Raised

OVERVIEW ABOUT TERMS UPDATES REWARDS DISCUSSION INV

Get Equity
$7.50 Per Share

RAISED	INVESTORS
$385,517.19	98
MIN INVEST	VALUATION
$495	$7.77M

REASONS TO INVEST

- **Rapid Market Expansion:** Launched in March 2025, Hard Cut has already secured over 150 retail outlets in California, New York and via ecommerce in European markets. Hard Cut partnered with Southern Glazers Wine & Spirits, the #1 liquor importer and distributor in the United States.
- **Award-Winning Premium Product:** Double Gold winner at San Francisco World Spirits Competition (2024), Best of Class at American Distilling Institute's International Spirits Competition (2025). Premium placement at Cipriani, Tao, and Bemelmans.
- **Industry Veteran Leadership:** Team represents over 100 years of combined experience in spirits brand building, sales, and distribution, including CEO Steve Luttmann who successfully launched Leblon Cachaça (acquired by Bacardi) after senior roles at Unilever, Diageo, and LVMH.

TEAM



Dolph Lundgren • Founder & Board Chairman

Dolph Lundgren, born in Stockholm, Sweden, is a Hollywood actor, filmmaker, and martial artist who gained international fame for his role as Ivan Drago in Rocky IV. Before his acting career, Lundgren earned a degree in chemical engineering and later a master's degree in the same field. He also studied on a Fulbright scholarship at MIT but left to pursue acting. In addition to acting, Lundgren has directed and produced several films. He is the Founder and Chairman of Hard Cut Vodka.

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Emma Oline Krokdal • Secretary and Co Founder

Emma brings creative vision and strategic insight to the Hard Cut brand, working alongside Dolph to develop the brand's distinctive personality and market positioning.

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Steven George Luttmann • CEO, Principal Accounting Officer, Board Member

Steve Luttmann began his career at Unilever, working on renowned brands like Lipton Iced Tea and Ben & Jerry's. He later took on senior marketing leadership roles, including Senior VP of Marketing at Diageo and at LVMH Moët Hennessy. In 2005, he launched Leblon Cachaça, which was sold to Bacardi in 2015. Since then, he has helped develop brands such as Aviation Gin, Hercules Mulligan, Pantalones Tequila, and more. Luttmann has been working with Dolph since 2020 creating Hard Cut Vodka and brings a wealth of industry and business acumen to the product and strategy.

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Craig Baumgarten • Board Member

Craig is a veteran film and television producer with over four decades of experience as a senior studio executive and independent filmmaker. He has produced and overseen iconic titles including Ghostbusters, Die Hard, The Karate Kid, Hook, and Universal Soldier. Craig has held executive roles at Paramount, Columbia, Lorimar, and Twentieth Century Fox, and currently manages the careers of top talent including Dolph Lundgren and Scott Adkins. He is actively producing several new projects, including Wanted Man and the Hannah Swensen Mysteries for Hallmark.

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Joshua Freedman • Sales Director

Based in Los Angeles, Joshua has 16 years premium spirits sales experience working with brands such as Tanteo, Sagatiba, High West, Selvarey, Charbay, St. George, and Casa Azul.

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Marc Levit • Strategic Finance

Marc has 15 years of investment banking and corporate development advisory experience across the Consumer brand landscape. Throughout his career, Marc has advised on >$1.3 billion in M&A transaction value, with a focus on beverage alcohol. Working alongside founders, Marc has developed strategic and financial plans that aided in transactions to the world's most admirable strategic acquirers, including Moët Hennessy, Constellation Brands, Gallo, and Chanel

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Philip Duff • Director of Vodka

Philip Duff owns the on-trade consultancy Liquid Solutions. He is a veteran mixologist and founded Holland's first speakeasy bar and owns the award-winning Old Duff Genever brand. Duff serves as the educational director for Tales of the Cocktail and is a judge for the IWSR, the World's 50 Best Bars, and the Spirited Awards.

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Why Vodka? The Hard Cut Story

The vodka market is massive - nearly one out of three mixed drinks use this spirit - yet mainstream brands have lost their edge, following identical production methods and chasing the same tired marketing playbook. Celebrity-backed spirits brands like Aviation Gin and Casamigos Tequila have achieved notable success, but we feel vodka remains overlooked and underutilized.

The examples above are of brands unaffiliated with Hard Cut Vodka. Their past performance does not guarantee similar results for our company.

After years of watching the vodka industry chase low-proof and diluted, flavored trends, Dolph Lundgren saw an opportunity to bring back authenticity, flavor and craftsmanship to the market.

Utilizing his chemical engineering background, Lundgren spent 5 years and significant personal investment to develop Hard Cut; a 90-proof American-made potato vodka that do[illegible] being bold - a spirit that hits hard but finishes smooth, perfectly embodying the unique approach that defines the brand. As the main shareholder of the company, we believe Lundgren has built a powerhouse product that is poised to potentially shake up the vodka market for decades to come.


HARD
CUT

Problem

Walk into any liquor store and you'll find shelf after shelf of the same thing - many standard 80-proof vodkas that have been diluted down to the point where they barely have character.
Historically, most vodka has been made using either grain or potatoes. We think potato vodka has a richer, bolder and more complex flavor profile compared to the lighter, neutral taste of grain - but because it is more expensive to produce, only about 1% of vodkas in America are made with potatoes.

Solution

Hard Cut decided to build something different. While some other brands dilute their vodka down to 80 proof, Hard Cut makes a "hard cut" at 90 proof because higher alcohol means more flavor and better mouthfeel. Hard Cut uses Idaho potatoes instead of grain because potatoes create superior taste, even though they're more expensive and harder to work with. The company ferments for five days instead of the standard two because that's where the real flavor transfer happens. Hard Cut sources Rocky Mountain snow melt water because clean water makes clean vodka.

Because it's made from potatoes, Hard Cut is able to produce a vodka that is high octane, but remarkably smooth in taste making it perfect for enjoying in cocktails, neat or on the rocks.


90
PROOF
EXPERTLY DISTILLED
WITH IDAHO
POTATOES & ROCKY
MOUNTAIN WATER

Market Opportunity

The global vodka market is valued at over $58.02 billion and accounts for one-third of the total distilled spirits market. Within this substantial category, the industry is experiencing a significant shift toward premiumization, with Premium Vodkas emphasizing high-end ingredients and smooth distillation expected to capture 61% of market share.

The premium segment, where Hard Cut is positioned, commands $6 billion worldwide and continues expanding as consumers trade up to higher-quality options.This trend directly benefits Hard Cut because not only do we offer authentic, USA craft production, but our use of potatoes as well as our powerful brand voice differentiates us from other competitors within the premium space.


GROWING ADDRESSABLE MARKET
US MARKET SIZE IN USD $ BILLIONS
$39.5B
2030
$8.3B
$1.4B
$0.9B
$7.2B
2024
$34B
Ultra Premium Vodka
Vodka
Spirits

**Figures are internal estimates based on third-party data and projected growth rates from sources such as DISCUS and Grand View Research. They are illustrative only and not guarantees of future performance.*

Traction - Hitting the Ground Running


90 PROOF
HARD CUT
VODKA
HARD CUT DISTILLING CO. PRESENTS A BADASS PRODUCTION FROM THE HEART OF THE ROCKY MOUNTAINS. MADE WITH GLACIAL SPRING WATER AND IDAHO RUSSETT
POTATOES. DIRECTED BY DOLPH LUNDGREN, DISTILLED AT 90 PROOF, TASTES DELICIOUS NEAT AS WELL AS ON THE ROCKS AND

Hard Cut launched commercially in March 2025 and the industry has taken notice. Hard Cut received Platinum Medal recognition at the 2025 L.A. Spirits Awards, Double Gold at the San Francisco World Spirits Competition, and Best of Class recognition at the 2025 International Spirits Competition from the American Distilling Institute.

Our launch has already achieved incredible momentum in less than 4 months:


RETAIL PRESENCE
150 retail outlets in California through exclusive BevMo partnership, now expanding to Arizona
GEOGRAPHIC EXPANSION
Just launched in New York with expansion offers into at least 300 more outlets across Florida, Texas and the Midwest
PREMIUM PLACEMENT
Prime placement at prestigious US restaurant chains like Cipriani, Tao, and Bemelmans
HARD CUT, SMOOTH FINISH
HARD CUT
AWARD RECOGNITION
Won Double Gold at The San Francisco World Spirits Awards and The American Distilling Institute's International Spirits Competition for Hard Cut's powerful, clean flavor and smooth finish
DISTRIBUTION INFRASTRUCTURE
Secured strategic distribution through Southern Glazers Wine & Spirits, the nation's largest distributor
DIRECT-TO-CONSUMER
Sales through Flaviar and Bemakers now serve 44 U.S. states plus European Union markets

The achievements shown reflect the Company's performance since its commercial launch in March 2025 and are not guarantees of future results.

Advisors

Hard Cut has attracted an impressive Board of Advisors, with a combined wealth of experience in the spirits and financial industries.


Brian Hodous
Former Chief Commercial Officer at Activision Blizzard, led global sales and operations. Brian has held senior roles at Cadbury Schweppes and GlaxoSmithKline, now serves as COO of INK Holdings while advising brands like GameStop and Sammy Hagar's Beach Bar Brands.
Bjorn Nilsson
Björn is a private investor and former senior partner at Triton, a global investment firm. Earlier in his career, he worked at Chase Manhattan Bank. He holds an economics degree from Columbia University.
William Henderson
Led brand design for Grey Goose Vodka as VP of Marketing at Sydney Frank/ Mast Jagermeister. A prolific brand builder with 40 years of industry experience.
OUR ADVISORY BOARD
Randy Ornstein
Director of Beverages at GoPuff (owner of BevMo and Warehouse Wines). Former VP at Anheuser-Busch's innovation arm, Beyond Beer. Also an author.
Gerard Schweitzer
Strategic Brand Planner for global agencies like Ogilvy, Bates, and Grey, working with major international brands. Founding partner of Leblon Cachaça with deep experience in the spirits industry.
Nishat Gupte
CEO of Compass Box
Founding CEO of Betty Buzz and Betty Booze
Former investment banker at Credit Suisse, brokered Aviation Gin's sale to Diageo

Business Model

Hard Cut Vodka operates a distribution-focused business model. The company generates revenue by selling its 90-proof vodka at a premium $28 price point through wholesale distribution and direct-to-consumer sales.

The primary revenue stream comes from wholesale distribution through Southern Glazers Wine & Spirits, the nation's largest distributor. Hard Cut also works with BAR Brands for on-premise sales to restaurants and bars where premium vodka typically commands higher per-serving prices. Direct-to-consumer sales through Flaviar serve many U.S. states domestically, while recent EU expansion via Bemakers creates additional international revenue streams.

Hard Cut's aggressive expansion model and early success has already resulted in two offers to acquire a controlling stake in the company. Both offers were turned down - because we can't risk anyone taking control and diluting our vision for the best vodka on the market.

Hard Cut built this brand to perform at virtually every level, from retail to craft cocktails. Hard Cut, smooth finish - in business and in the glass.

Use of Funds

The company plans to allocate raised capital across three strategic areas:


INTRODUCING
HARD CUT
VODKA
HARD CUT
90
SALES EXPANSION
MARKETING INVESTMENT
INVENTORY SCALING

- **Sales Expansion** - Plan to capitalize on proven retail success by seeking additional distribution partnerships and support the potential 300+ outlet expansion opportunities across Florida, Texas and the Midwest.
- **Marketing Investment -** Amplify brand awareness and drive consumer demand through targeted campaigns that may leverage Dolph's Hollywood star power and authentic brand story.
- **Inventory Scaling -** Plan to ensure production capacity meets anticipated expanding demand as the company plans to grow from 150 to 300+ retail locations.

Investors will be supporting the Company's efforts to grow its brand and distribution network, and there is no assurance that planned expansion or marketing initiatives will be successful.

When investing in Hard Cut Vodka - investors are backing a movement. Supporting authentic craft over manufactured trends. Being part of the story that says when everyone else goes soft, Hard Cut goes hard.


A PERSONAL NOTE FROM DOLPH
"I have enjoyed having amazing, loyal fans over my long career. When I started Hard Cut Vodka six years ago, I funded it myself with an old friend and business associate, then brought in a strong management team. Next, we went to friends and family investors so I could keep my company vision pure, without giving away board seats or creative control.
That's why now we're offering everyone a chance, through equity crowdfunding, to help expand our company and to create value... Together, we can challenge the status quo of the world of vodka and make Hard Cut the heavyweight champion of the category..."
Dolph Lundgren
Founder & Chairman
Hard Cut Vodka

Hard Cut. Smooth Finish.

ABOUT

HEADQUARTERS
16030 Ventura Blvd., Suite 320
Encino, CA 91436

WEBSITE
View Site

Hollywood action star Dolph Lundgren has created Hard Cut Vodka, a bold 90-proof spirit that's distilled from 100% American Idaho potatoes. This Double Gold Medal winner at the San Francisco World Spirits Competition is led by CEO Steve Luttmann, formerly involved with celebrity-led brands Aviation Gin and Pantalones Tequila, and is expanding nationwide through distribution partnerships with BevMo and Total Wine.

TERMS

Hard Cut Vodka

Overview

PRICE PER SHARE
$7.50

VALUATION
$7.77M

DEADLINE
Dec. 16, 2025 at 7:59 AM UTC

FUNDING GOAL
$20K - $2M

Breakdown

MIN INVESTMENT
$495

OFFERING TYPE
Equity

MAX INVESTMENT
$1,999,995

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
2,666

MAX NUMBER OF SHARES OFFERED
266,666

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$310,835	$108,559
Cash & Cash Equivalents	$237,057	$26,448
Accounts Receivable	$0	$0
Short-Term Debt	$261,673	$14,185
Long-Term Debt	$80,000	$80,000
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$259,258	-$15,626

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chairman of the Board of Directors of the Company (the "Chairman"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Chairman determines is necessary or appropriate in the exercise of his or her authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Chairman for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 7% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 12% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 6: Invest $100,000+ within the first 2 weeks and receive 20% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $10,000+ between day 35 - 40 and receive 7% bonus shares

Flash Perk 3: Invest $20,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 4: Invest $50,000+ between day 35 - 40 and receive 12% bonus shares

Flash Perk 5: Invest $100,000+ between day 35 - 40 and receive 15% bonus shares

Flash Perk 6: Invest $20,000+ between day 60 - 65 and receive 5% bonus shares

Flash Perk 7: Invest $50,000+ between day 60 - 65 and receive 7% bonus shares

Flash Perk 8: Invest $100,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+/ a signed personalized 8x10 photo of Dolph Lundgren holding our bottle

Tier 2 Perk: Invest $2,500+ / all of the above plus a personalized video message

Tier 3 Perk: Invest $5,000 + / all of the above plus a signed bottle of our vodka, or a signed flask**

Tier 4 Perk: Invest $10,000+ / all of the above plus a 15 min Zoom call with Dolph Lundgren

Tier 5 Perk: Invest $25,000+ / all of the above plus 2% Bonus Shares

Tier 6 Perk: Invest $50,000+ / all of the above plus a private lunch with Dolph Lundgren in LA or NY, and 5% Bonus Shares

Tier 7 Perk: Invest $100,000+ / all of the above plus a personal training session at Gold's Gym California with Dolph, a cameo appearance in an upcoming movie with Dolph, and 7% Bonus Shares

***Please note: Due to alcohol shipping regulations, we're unable to send a signed bottle of Hard Cut Vodka to investors residing in certain states and countries. Instead, we'll send you a signed flask. If you're located in Alabama, Alaska, Arkansas, Delaware, Hawaii, Mississippi, Oregon, South Dakota, Utah, and West Virginia, and certain zip codes in Massachusetts and Texas, we unfortunately won't be able to fulfill this perk. Outside of the United States, we can only ship a signed bottle of Hard Cut Vodka to Austria, Denmark, Sweden, Germany, the Netherlands, and Switzerland. We appreciate your understanding.*

Loyalty Perk

As you are a previous investor or an employee of the Company or a friend or family in Hard Cut Vodka, you are eligible for additional bonus shares (10%).

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Hard Cut Vodka, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $750. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Loyalty Bonus and the Venture Club Bonus in addition to the aforementioned bonus.

NEW UPDATES

11.19.25

Final Days for Round 2 Bonus Shares


MID-CAMPAIGN
PERKS ENDING
UP TO 10% BONUS SHARES

Our second flash perk window is closing tomorrow.

Through Day 65, eligible investments may still qualify for:

- $20,000+ → 5% bonus shares
- $50,000+ → 7% bonus shares
- $100,000+ → 10% bonus shares

After Day 65, these bonus shares will no longer be available. Check the "Terms" tab on our campaign page for full details and conditions.

I'M READY TO INVEST

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

ALL UPDATES

11.14.25

Replay now available - Live Q&A with Dolph



REPLAY NOW AVAILABLE

Thanks to everyone who joined us live on Friday - great turnout, great questions.

If you missed it (or want to watch again), the full replay of our investor webinar is now available.

In the session, Dolph and Steve walked through:

- How Hard Cut went from concept to 150+ retail outlets and growing fast
- Why our 90-proof potato vodka stands out in a crowded market
- How our StartEngine raise is helping us scale across the U.S.
- Plus, Dolph's live Q&A - always worth seeing

Watch the replay here: https://youtu.be/8l_STHZ-KN0?si=DBq6U06HqWUO7Qrl

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.14.25

Flash Bonus Shares: Round 2 Starts Now


10%
ROUND 2 FLASH PERKS ARE LIVE
Up to 10% bonus shares

We're rolling out Round 2 of our flash perks.

Between Day 60–65, eligible investors may qualify for the following:

- $20,000+ → 5% bonus shares
- $50,000+ → 7.5% bonus shares
- $100,000+ → 10% bonus shares

Full details are listed on the "Terms" tab of our StartEngine page.

I'M READY TO INVEST

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.12.25

Winner in Esquire's 2025 Spirit Awards


WINNER IN VODKA CATEGORY
ESQUIRE 2025 SPIRIT AWARDS
Hard Cut has been selected by Esquire as a Vodka category winner in the 2025 Spirit Awards.
HARD CUT
Esquire
SPIRIT
AWARDS
2025

We have some big news to share!

Hard Cut has been selected by Esquire as a Vodka category winner in the 2025 Spirit Awards.

For Esquire's annual Spirit Awards, the editorial team worked with Jonah Flicker and Brad Japhe, two internationally well known spirits writers and competition judges, who taste thousands of bottles each year. After carefully reviewing both new and classic releases, they selected just 35 standout spirits across 12 categories and we are honored to be included.

This recognition joins our growing list of awards:

- Double Gold - San Francisco World Spirits Competition
- Best in Class - American Distilling Institute
- Platinum Medal - L.A. Spirits Awards
- Vodka Category Winner - Esquire 2025 Spirit Awards

We're proud of what we've built - and grateful to everyone who's supported us along the way. Let's keep going!

https://www.esquire.com/food-drink/drinks/a68135079/spirits-awards-2025/


I'M READY TO INVEST

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.10.25

Dolph Talks Money, Vodka & Lessons Learned


DOLPH'S
MARKETWATCH
INTERVIEW IS
LIVE

Dolph shared the story behind Hard Cut, got real about the money mistake that changed how he manages his career, and opened up about what it takes to keep full control of a brand in Hollywood.

Read the full MarketWatch interview here: https://www.marketwatch.com/story/rocky-iv-star-dolph-lundgren-shares-the-money-mistake-that-made-him-more-hands-on-with-his-finances-ddf9bfdd


I'M READY TO INVEST

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.07.25

Is Vodka Still Growing?


VODKA STILL LEADS THE SPIRITS MARKET
1 in 3 spirit drinks is still vodka - and brand loyalty shifts every 7 years.*
HARD CUT

Let's talk about a question some investors have asked: Is there still room to grow in vodka?

The short answer - yes. Here's why:

- Vodka still makes up one-third of all spirits consumed globally
- The recent industry slowdown is widely seen as cyclical, not structural
- During the pandemic, both consumers and distributors overstocked - and that's now resetting
- Analysts expect the spirits category to return to growth by 2026

Meanwhile, vodka as a category has been quiet - even as whiskey and tequila exploded with new brands. That creates an opportunity for Hard Cut to cut through the noise.

And when it comes to loyalty? Vodka brands tend to shift every 7 years - it's cultural, like fashion. A new generation is coming of age, and they're ready for something different.

I'M READY TO INVEST

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.07.25

We Go Live Today


WE GO LIVE TODAY
INSIDE HARD CUT VODKA & LIVE Q&A WITH DOLPH LUNDGREN
REGISTER NOW

Today's the day.

Join us for a live investor session about Hard Cut Vodka's growth, awards, and expansion plans. Dolph will also take live questions from the audience.

Register here:
https://us05web.zoom.us/webinar/register/WN_CF0ctQwxRuyonMsL2NGudw#/registration

If you can't make it, register anyway and we'll send you the replay.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.04.25

This Friday: Live Q&A with Dolph Lundgren


YOU'RE INVITED:
INSIDE HARD CUT VODKA'S
NEXT CHAPTER
Join Our Live Webinar This Friday
FRIDAY, NOVEMBER 7
12 PM PT / 3 PM ET
REGISTER NOW

We're going live this Friday - and it's going to be a fun one.

Dolph and Steve will share how Hard Cut Vodka has gone from idea to 150+ retail outlets, what makes our 90-proof potato vodka stand out, and how this StartEngine raise is helping us grow even faster.

Then Dolph's opening it up for a live Q&A. It's your chance to ask him anything about the brand, the business, or the story behind Hard Cut.

Save your seat here:
https://us05web.zoom.us/webinar/register/WN_CF0ctQwxRuyonMsL2NGudw#/registration

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.04.25

How We Make Money


HOW HARD CUT
VODKA MAKES
MONEY

Hard Cut Vodka operates a distribution-focused business model with multiple revenue streams.

Our 90-proof vodka is priced at $28 per bottle, and revenue is generated through:

- Wholesale distribution via Southern Glazer's Wine & Spirits - the largest distributor in the U.S.
- On-premise sales through BAR Brands to restaurants and bars
- Direct-to-consumer via platforms like Flaviar and Bemakers, covering 44 U.S. states
- International expansion, with sales now beginning in the European Union

This hybrid of wholesale scale and premium positioning allows us to reach customers across multiple channels. From retail shelves to craft cocktail menus - we built this vodka to perform.


I'M READY TO INVEST

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.01.25

Join Our Live Webinar


REGISTER FOR THE LIVE Q&A
WITH DOLPH LUNDGREN
Hear how Hard Cut Vodka grew from idea to 150+ retail outlets & what's next
FRIDAY, NOVEMBER 7
12 PM PT / 3 PM ET
SAVE YOUR SEAT

We're going live next week.

Join us for an investor webinar on Friday, November 7 at 12 PM Pacific / 3 PM Eastern.

We'll share:

- How Hard Cut went from concept to 150+ retail outlets
- Why our 90-proof American potato vodka is winning awards
- What's next for the brand and our StartEngine campaign

The session ends with a live Q&A with Dolph, so you can ask your questions directly.

Save your seat here: https://us05web.zoom.us/webinar/register/WN_CF0ctQwxRuyonMsL2NGudw#/registration

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

10.30.25

A Closer Look at the Vodka Market Opportunity


THE VODKA MARKET
AT A GLANCE
$7.2B+
market
$0.9B
premium segment
Premium segment is estimated to grow to $1.4B by 2030

Vodka remains one of the largest and most active categories in the spirits industry - and it's evolving.

Here's what the data shows:

- The US vodka market is valued at over $7.2 billion
- Vodka accounts for roughly one-third of all distilled spirits sales worldwide
- Within the category, the premium vodka segment is estimated at $0.9 billion

Hard Cut is positioned within this premium segment.

We produce vodka using Idaho potatoes, five-day fermentation, and Rocky Mountain snowmelt water, all crafted in the U.S. We believe our approach to flavor, transparency, and brand identity helps differentiate Hard Cut in a competitive space.

I'M READY TO INVEST

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000
Tier 1 Perk
Invest $1,000+/ a signed personalized 8x10 photo of Dolph Lundgren holding our bottle
Select

$2,500
Tier 2 Perk
Invest $2,500+ / all of the above plus a personalized video message
Select

$5,000
Tier 3 Perk
Invest $5,000 + / all of the above plus a signed bottle of our vodka, or a signed flask**
Select

$10,000
Tier 4 Perk
Invest $10,000+ / all of the above plus a 15 min Zoom call with Dolph Lundgren
Select

$25,000
Tier 5 Perk
Invest $25,000+ / all of the above plus 2% Bonus Shares
Select

$50,000
Tier 6 Perk
Invest $50,000+ / all of the above plus a private lunch with Dolph Lundgren in LA or NY, and 5% Bonus Shares
Select

$100,000
Tier 7 Perk
Invest $100,000+ / all of the above plus a personal training session at Gold's Gym California with Dolph, a cameo appearance in an upcoming movie with Dolph, and 7% Bonus Shares
Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

DL

Dolph Lundgren
a month ago

I'll be on at 11.30 AM.
Show less

0 0

DL

Dolph Lundgren
a month ago

Hi Guys,
I'm doing a livestream tomorrow Wednesday at 11 AM PDT and will answer any questions about Hard Cut Vodka and our current raise.

Cheers,
Dolph
Show less

0 0

LB

Lawrence Brehm
2 months ago

Happy to invest in something I believe in! Dolph and Emma have been so nice to me and my family. Wish I could invest more and hope to soon. Just have a lot of medical bills right now
Show less

0 0

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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REWARDS
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SECURE
Your info is your info. We take pride in keeping it that way!

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With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

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At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

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Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs

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Important Message

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StartEngine Marketplace

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi I'm Dolph Lundgren. I'm honored to introduce you to Hard Cut Vodka - made in the Rocky Mountains with – Did I just say "Rocky"? Well - ah, whatever. Made with fresh spring water, giving you the cleanest, best tasting most bad ass vodka I've ever tasted. And yes, I've tasted them all.

Welcome to Idaho, where our award winning vodka is made! The combination of cool nights, warm days, and Rocky Mountain snow-melt water creates a unique environment where local Idaho farmers can produce the high-quality Russet potatoes that makes Hard Cut so uniquely smooth & delicious.

In fact, we recently won Double Gold at the 2024 San Francisco Spirits Competition in a blind tasting. My wife Emma and I created this brand 5 years ago from scratch - finally getting some use out of my chemical engineering degree - it's about time.

Vodka is the top-selling liquor in the United States, yet about only 1% of all vodka is made from potatoes - despite what many believe to be a much superior taste. We really think Hard Cut is a cut above the rest. We're bringing this amazing vodka to market and now you can be part of it. Our strategy is to deliver best-in-class quality and flavor, along with entertaining fun, and memorable marketing.

Just like in the movies, except this time, we're talking vodka - Hard Cut Vodka.

So join me in building this brand. As an investor in the Hard Cut Vodka Company, you can be co-owner of our brand.

To vodka - Badass.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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<u>Minimum and Maximum Investment Amounts</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

HARD CUT VODKA, INC.
STOCKHOLDERS' AGREEMENT

THIS STOCKHOLDERS' AGREEMENT (this "Agreement"), dated as of September 4, 2024 (the "Effective Date"), is made by and among Hard Cut Vodka, Inc., a Delaware corporation (the "Company"), the current holders of the Company's Common Stock and each other holder of the Company's capital stock that becomes a party to this Agreement at any time after the Effective Date (collectively, the "Stockholders"; each, a "Stockholder").

RECITALS

WHEREAS, Hard Cut Vodka, LLC, a Delaware limited liability company (the "Delaware LLC"), was originally formed effective as of June 5, 2023, by filing with the Secretary of State of the State of Delaware a Certificate of Formation of the Delaware LLC (the "Certificate of Formation");

WHEREAS, the members of the Delaware LLC (each, a "Member") previously entered into that certain Operating Agreement, dated as of November 9, 2023 (the "Initial Operating Agreement");

WHEREAS, concurrently with the execution of this Agreement, the Delaware LLC is being converted into the Company (the "Conversion") by filing a (a) Certificate of Conversion with the Secretary of State of the State of Delaware (the "Certificate of Conversion"), and (b) Certificate of Incorporation with the Secretary of State of the State of Delaware (the "Certificate of Incorporation");

WHEREAS, in connection with, and as part of, the Conversion, each outstanding Interest (as defined in the Initial Operating Agreement) of the Delaware LLC is being converted into one (1) share of Common Stock of the Company; and

WHEREAS, this Agreement, collectively with the Certificates of Conversion, the Certificate of Incorporation and the Bylaws of the Company (the "Bylaws"), shall (i) set forth the rights, privileges and restrictions applicable to the Stock, (ii) provide for the appointment and removal of the Directors, as more fully set forth in Section 2 of this Agreement, and (iii) completely amend, restate, replace and extinguish all governing documents previously applicable to the Delaware LLC, including, without limitation, the Certificate of Formation and the Initial Operating Agreement.

NOW THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Stockholders, intending to be legally bound, hereby agree as follows:

AGREEMENT

Section 1. **Recitals; Certain Definitions**. The above recitals are the basis upon which this transaction is being pursued and are hereby incorporated into this Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in Appendix I attached hereto.

Section 2. **Board of Directors**. Each Stockholder hereby covenants and agrees that it will vote its Stock to elect the Directors as follows:

(a) General. Each Stockholder shall exercise its rights as a holder of Stock to cause the Board to be constituted and to conduct its proceedings in accordance with this Section 2.

(b) Number of Directors. The Board shall initially consist of three (3) Directors, which Directors shall initially be Dolph Lundgren, Steve Luttmann and Craig Baumgarten. The Board may, from time to time, elect to increase or decrease the number of Directors constituting the whole Board upon a majority vote of the Board, provided that, for the avoidance of doubt, the Board must always consist of at least one (1) Director. Each Director will have one (1) vote on all matters submitted to the Board for vote.

(c) Board Composition. Except as otherwise provided for in this Agreement, (i) the Company shall take all necessary and desirable actions within its control, including, without limitation, calling Stockholders' and Directors' meetings, and (ii) each Stockholder covenants and agrees that it shall vote, or cause to be voted, to the extent of the voting rights attributable thereto, the Stock owned by such Stockholder or over which such Stockholder has voting control at any Stockholders' meeting or execute proxies, consents or other documents or agreements, from time to time and at all times, in whatever manner as shall be necessary in order to act in person and/or by written consent with respect to such Stock, and take all other actions necessary or desirable in order to cause the Board to consist of the individuals appointed and removed as follows: (A) so long as Dolph Lundgren ("Lundgren") and/or his Affiliates or Permitted Transferees continues to own any shares of Stock, Dolph Lundgren shall be entitled to appoint and remove one (1) Director (the "Lundgren Director"), who shall initially be Lundgren; (B) so long as Craig Baumgarten ("Baumgarten") and/or his Affiliates or Permitted Transferees continues to own any shares of Stock, Baumgarten shall be entitled to appoint and remove one (1) Director (the "Baumgarten Director"), who shall initially be Baumgarten, and (C) so long as Steve Luttmann ("Luttmann") and/or his Affiliates or Permitted Transferees continues to own any shares of Stock, Luttmann shall be entitled to appoint and remove one (1) Director (the "Luttmann Director"), who shall initially be Luttmann.

(d) Removal. A Director may be removed at any time at the direction of the Stockholder(s) entitled to designate such Director pursuant to Section 2(c) by the affirmative vote or written consent of the Stockholder then entitled to appoint and remove such Director pursuant to Section 2(c) and the Certificate of Incorporation and may not be removed except by such vote except as otherwise provided by applicable law. Each Director shall remain in office until such Director's death, resignation or removal. In the event of death, resignation or removal of a Director, the vacancy created thereby shall be filled by the same Stockholder then authorized to appoint such Director. Notwithstanding the foregoing, in the event of the death of any Stockholder who is a natural person and is entitled to appoint and remove a Director, such appointment and removal right shall pass to such Stockholder's lawful heir(s) or assign(s), for so long as such heir(s) or assign(s) continue to own Stock.

(e) Quorum. A quorum of the Board will consist of a majority of the total number of the Directors constituting the whole Board.

(f) Director Compensation. Directors may be compensated for services to the Company in their capacities as Directors, as determined by the Board from time to time. In addition, all Directors shall be reimbursed for out-of-pocket expenses reasonably incurred in connection with providing services to the Company, including, but not limited to, reasonable travel expenses.

(g) No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a Director or for any act or omission by such designated person in such person's capacity as a Director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

(h) No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a Director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act (each, a "Disqualification Event"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "Disqualified Designee". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any Director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

Section 3. Bylaws; Certificate of Incorporation. Each Stockholder hereby agrees (a) that in the event of any conflict or inconsistency between the terms and provisions set forth in this Agreement, on the one hand, and the term and provisions of the Bylaws and/or the Certificate of Incorporation, on the other hand, the terms and provisions of this Agreement shall govern to the fullest extent permitted by applicable law, and (b) to vote to amend the Bylaws and/or the Certificate of Incorporation (as applicable) as necessary to remove any such conflict or inconsistency, in each case, to the extent permitted by applicable law.

Section 4. Company Decision-Making.

(a) Powers of the Board and Stockholders. Except as may be otherwise specified in this Agreement, the Certificate of Incorporation or as may be required by applicable law, the Board will have full power to direct the activities of the Company, and the Stockholders will have no power (in their capacities as such) with respect to the same.

(b) Board and Stockholder Voting Generally. Except as may be otherwise specified in this Agreement, the Certificate of Incorporation or as may be required by applicable law, (i) all decisions of the Stockholders will be made by simple majority vote, and (ii) all decisions at Board meetings will be made by simple majority vote, provided that, in the event the Board elects to increase the number of Directors comprising the Board in excess of three (3) Directors, then so long as the Board is comprised of more than three (3) Directors, such majority must include the Lundgren Director, the Baumgarten Director and the Luttmann Director. The foregoing provisions shall apply regardless of whether such vote is taken at a meeting of the Board and/or the Stockholders (as applicable) duly called in accordance with this Agreement and the Bylaws (including a meeting conducted by telephone or video conference), or by written consent. Each share of Stock shall be entitled to one (1) vote on all matters upon which the Stockholders have the right to vote under this Agreement.

Section 5. Management.

(a) Appointment of Officers. The Board may appoint Officers from time to time in accordance with the terms of this Agreement and the other Governing Documents, which appointments, for the avoidance of doubt, shall not require any amendment to this Agreement. The Officers as of the Effective Date are as follows:

Title	Name
Chief Executive Officer	Steve Luttmann
Chairman	Dolph Lundgren
Vice President	Craig Baumgarten
Secretary	Emma Krokdal

(b) Removal of Officers. The Board may remove any Officer of the Company in accordance with the terms of this Agreement, the other Governing Documents and, if applicable, any other agreement entered into by and between the Company and such Officer related to such Officer's employment with the Company. The removal of any Officer specified in Section 5(a) shall not require an amendment to this Agreement.

(c) Management; Day-to-Day Control. The business affairs and property of the Company will be managed on a day-to-day basis by the Officers of the Company. The Officers shall have all authority necessary to fully implement the Budget and will report and be responsible to the Board for the activities and operations of the Company.

Section 6. Indemnification of Directors, Officers, Employees and Certain Agents. The Company shall defend, indemnify and hold harmless any Officer, Director, employee or agent, in each case, as set forth in the Certificate of Incorporation and the Bylaws. Notwithstanding anything to the contrary, nothing contained in this Section 6 shall be deemed to limit or otherwise abridge any rights or obligations to which the Company or an Officer may be subject pursuant to the terms of any employment, management, indemnification or other similar agreement.

Section 7. Restrictions on Transfer.

(a) General. Except as set forth in this Agreement, no Stockholder may transfer, sell, assign, option, pledge, hypothecate or otherwise directly, indirectly, by operation of law or otherwise (including, without limitation, by merger or sale of equity in any direct or indirect holding company), dispose of or encumber (each of the foregoing, a "Transfer") any Securities without the prior approval of the Board, which approval may be (i) granted at a special meeting of the Board (and recorded in the minutes of such special meeting), (ii) set forth in a written consent of the Board, (iii) demonstrated by the affixation of the Board's signatures to a Transfer document or (iv) memorialized in such other written manner deemed acceptable to the Board.

(b) Certain Permitted Transfers.

(i) Notwithstanding the terms of Section 7(a) above, Securities may at all times be Transferred by a Stockholder to a Permitted Transferee; provided that, in each case, such Transfer is not a Prohibited Transfer and is made in compliance with Section 7(c). To the extent that any Securities are transferred by a Stockholder pursuant to this Section 7(b)(i), such Securities, and the Permitted Transferees of such Securities shall be subject to the restrictions on the transferor Stockholder (and on such Stockholder's Securities) as set forth in this Agreement.

(ii) In addition, each of the Stockholders shall have the right to Transfer the Securities owned by such Stockholder if:

(A) the Board shall have consented in writing to the Transfer in accordance with Section 7(a), which consent shall not be unreasonably withheld, conditioned or delayed (except with respect to any Permitted Transfer, in which case no consent shall be required); and

(B) any such Transfer is not (1) a Prohibited Transfer, or (2) to a competitor of the Company, or an Affiliate of a competitor of the Company, as determined by the Board in its sole discretion, and, in each case, is made in full compliance with Section 7(c) and, if applicable, Section 7(d) and Section 7(e).

(c) Conditions to and Consequences of Transfers. As a condition precedent to any Transfer of Securities, (i) the intended transferee shall, prior to the Transfer of such Securities, (A) agree in writing to be bound by the terms of this Agreement and otherwise complete and execute any other documents reasonably requested by the Company, (B) if such transferee is a natural person who is married at the time of such Transfer and a resident of a state with a community or marital property system, cause such transferee's spouse to execute a spousal waiver in the form of **Exhibit A** attached hereto, and (C) deliver such signature page and spousal waiver, if applicable, to the Company at its address specified in Section 18 and (ii) the transferring Stockholder must, prior to the Transfer of such Securities (A) satisfy all debts of such Stockholder to the Company, if any, (B) assume all costs incurred by the Company in connection with such Transfer, and (C) if requested by the Board, furnish to the Company a written opinion of counsel, satisfactory in form and substance to counsel for the Company, or other evidence satisfactory to the Board in its sole discretion, that such transfer complies with applicable federal and state securities laws. In addition, the transferee shall deliver to the Company, if requested by the Company, an opinion of counsel reasonably satisfactory to the Company and at such transferee's cost and expense, that the Transfer does not fall within subclauses (a), (b), (c), (d) or (e) of the definition of the term "Prohibited Transfer" as set forth in Appendix I. Transfers will be recognized by the Company as effective only upon the close of business on the day on which all of the foregoing conditions are satisfied. For purposes of this Section 7, the transfer of a Stockholder's Securities upon the death of a Stockholder shall be deemed to occur first when transferred to the executors or administrators of such Stockholder's estate and then when such Securities are distributed by the executors or administrators of the deceased Stockholder's estate.

(d) Right of First Refusal.

(i) Except in connection with a Transfer of Stock pursuant to Section 9 below, in the event any Stockholder desires to Transfer any of such Stockholder's Stock pursuant to a bona fide, arms-length transaction, which is not a Permitted Transfer, then such Stockholder (the "Offeror") shall first offer such Stock (the "Offered Shares") for sale to the Company and/or the Company's designees, which designees may include one (1) or more (but not all) of the Stockholders or third parties (the Company and its designees, each, an "Offeree" and, collectively, the "Offerees") pursuant to the procedures set forth in this Section 7(d) (the "Right of First Refusal Option").

(ii) The Offeror shall give written notice to the Company (the "Right of First Refusal Notice") setting forth the material terms and conditions regarding such proposed Transfer, including, but not limited to, (A) the identity of the proposed transferee, (B) a description of the Offered Shares, (C) the form and amount of consideration being offered by such proposed transferee for such Offered Shares (including, without limitation, the financing terms, if any), (D) the proposed timetable and closing date for the consummation of the proposed Transfer, and (E) the form of agreement pursuant to which such Transfer is proposed to be made, if such an agreement has been prepared. The Offeror shall deliver the Right of First Offer Notice to the Company at least forty (40) days prior to the proposed closing date set forth therein. Following receipt of the Right of First Refusal Notice, the Company shall have the option to require an appraisal of the Offered Shares (an "Appraisal"), which shall be conducted at the Company's sole cost and expense within thirty (30) days after the Company's receipt of the Right of First Refusal Notice. Promptly upon the Company's receipt of the Appraisal, it shall be distributed to all of the other Offerees, if any, together with the Right of First Refusal Notice. If the Company elects not to have an Appraisal, it shall distribute a copy of the Right of First Refusal Notice to each of the other Offerees, if any, within thirty (30) days following the Company's receipt of such Right of First Refusal Notice from the Offeror.

(iii) Each Offeree shall have thirty (30) days after (A) such Offeree's receipt of the Right of First Refusal Notice, if the Company does not elect to have an Appraisal, or (B) such Offeree's receipt of the Appraisal, if the Company elects to have an Appraisal (such thirty (30)-day period, as applicable, the "Acceptance Period"), to exercise its Right of First Refusal Option by providing written notice to the Company (the "Right of First Refusal Exercise Notice").

(iv) If the Company elects (A) not to have an Appraisal, the purchase price of such Offered Shares shall be the amount set forth in the Right of First Refusal Notice; or (B) to have an Appraisal, the purchase price of such Offered Shares shall equal to the lesser of (1) the price set forth in the Right of First Refusal Notice and (2) the price set forth in Appraisal (each of (A) and (B), as applicable, the "Purchase Price"). If the Purchase Price consists of, or includes, non-cash consideration, (i) the fair market value of such non-cash consideration shall be determined pursuant to Section 7(d)(ii), (ii) the 30-day period provided in Section 7(d)(iii) shall not commence until the fair market value of such non-cash consideration has been so determined, and (iii) the Offeree shall have the right to pay the Offeror a cash amount in lieu of delivering such non-cash consideration equal to the ratable portion of the fair market value of such non-cash consideration attributable to the Purchase Price.

(v) An Offeree's failure to deliver the Right of First Refusal Exercise Notice to the Offeror during the Acceptance Period shall be deemed an election by such Offeree not to exercise the Right of First Refusal Option. If only one (1) Offeree exercises the Right of First Refusal Option by the end of the Acceptance Period, such Offeree shall be entitled to purchase all of the Offered Shares. If more than one (1) Offeree exercises the Right of First Refusal Option by the end of the Acceptance Period, then the Company, in its sole discretion, shall determine the portion of the Offered Shares each Offeree shall be entitled to purchase. If (A) none of the Offerees exercise the Right of First Refusal Option, or (B) the Offerees exercise the Right of First Refusal Option with respect to less than all of the Offered Shares, in either case, by the end of the Acceptance Period, then the Offeror shall have the right, but not the obligation, subject to compliance with Sections 7(a), 7(b)(ii), 7(c) and 7(e), to transfer the remaining Offered Shares to the proposed transferee identified in the Right of First Refusal Notice for the Purchase Price, and upon the other terms and conditions set forth thereon, which right shall be exercisable for a period of ninety (90) days immediately following the expiration of the Acceptance Period; provided, that if such Transfer is subject to the Tag-Along Rights pursuant to Section 7(e), the Offeror's right to transfer the remaining Offered Shares shall be exercisable during the ninety (90) day period set forth in Section 7(e)(iii). If the Transfer is not consummated within such period in accordance with the terms of this Section 7(d)(v) (or, if applicable Section 7(e)(iii)), then the Offeror shall continue to hold the Offered Shares subject to the provisions of this Agreement, and the provisions of this Section 7(d) must be satisfied *de novo* before the Offeror can subsequently Transfer the Offered Shares pursuant to a bona fide, arms-length transaction which is not a Permitted Transfer. Upon any such Transfer consummated in accordance with the terms hereof, the transferee of such Offered Shares shall immediately have all of the rights as the other Stockholders holding the same class or series of Stock.

(vi) Notwithstanding anything to the contrary set forth in this Agreement, the provisions of this Section 7(d) may be waived in accordance with Section 21(b)(i) hereof.

(e) Tag-Along Rights.

(i) Subject to the provisions of Section 9, in the event that (A) any Offeror desires to Transfer any Offered Shares (other than through a Permitted Transfer, which shall be exempt from the requirements of this Section 7(e)), (B) the Offerees have not elected to exercise the Right of First Refusal Option in accordance with Section 7(d) above with respect to all of the Offered Shares, and (C) the Offered Shares amount to more than five percent (5%) of the then-issued and outstanding Stock of the Company, then such Offeror shall deliver a written notice (the

"Tag-Along Notice") to each Stockholder no later than three (3) days after the expiration of the Acceptance Period. The Tag-Along Notice shall include all of the information previously included in the Right of First Refusal Notice (and, if applicable, the Appraisal). Each Stockholder shall have the right to sell to the prospective transferee, on the terms and conditions set forth in the Tag-Along Notice and otherwise on substantially the same terms and conditions as the Offeror, up to a number of shares of such Stockholder's Stock equal to the product of (x) the aggregate number of shares of Offered Shares subject to the proposed Transfer, multiplied by (y) a fraction, the numerator of which is the number of shares of Stock owned by such Stockholder immediately before consummation of the proposed Transfer, and the denominator of which is the total number of shares of Stock outstanding as of the date of the Tag-Along Notice, by delivering written notice (the "Tag-Along Exercise Notice") of such election to the Offeror and the Company within fifteen (15) days after the Tag-Along Notice is delivered to such Stockholder (such fifteen (15)-day period, the "Tag-Along Option Period"). Each Stockholder that timely exercises its right to sell any portion of its Stock pursuant to this Section 7(e) agrees to timely take all such other actions as the Company or the Offeror reasonably requests in connection with such proposed Transfer and to make representations and warranties and agree to covenants and indemnities that are substantially similar to those made by the Offeror in connection with such Transfer.

(ii) Failure by a Stockholder to deliver to the Offeror and the Company a Tag-Along Exercise Notice prior to the expiration of the Tag-Along Option Period shall be deemed an election of such Stockholder not to participate in the proposed Transfer. To the extent that any prospective transferee refuses to purchase Stock from any Stockholder that timely delivers a Tag-Along Exercise Notice pursuant to this Section 7(e), the Offeror shall not sell any Offered Shares to such prospective transferee unless and until, simultaneously with such sale, the Offeror purchases such Stock from such Stockholder(s) for substantially the same consideration and on substantially the same terms and conditions as set forth in the Tag-Along Notice.

(iii) The Offeror shall have a period of ninety (90) days following the expiration of the Tag-Along Option Period in which to consummate the Transfer of the Offered Shares and any Stock being sold by the other Stockholders under this Section 7(e) to the prospective transferee on the terms and conditions (including the Purchase Price) specified in the Tag-Along Notice. In the event the Offeror does not consummate the Transfer of the Offered Shares within this ninety (90)-day period, (A) the Offeror shall, if applicable, promptly return to each Stockholder that elected to participate in such Transfer pursuant to this Section 7(e), any certificates and other applicable instruments representing the Stock that such Stockholder delivered for Transfer pursuant to this Section 7(e), and any other documents in the possession of the Offeror executed by such Stockholder in connection with the proposed Transfer, and (B) all the restrictions on Transfer contained in this Agreement or otherwise applicable at such time with respect to such Offered Shares shall continue in effect, it being understood that the Company's Right of First Refusal Option and the Stockholders' Tag-Along Rights shall continue to be applicable to any subsequent proposed Transfer of the Offered Shares by the Offeror. Furthermore, neither the Offerees' exercise or non-exercise of the Right of First Refusal Option under Section 7(d), nor the Stockholders' exercise or non-exercise of the Tag-Along Rights under this Section 7(e), as applicable, shall adversely affect the Company's or the Stockholders' respective rights to make subsequent purchases from the Offeror of Stock or subsequently participate in sales of Stock by such Offeror.

(iv) Notwithstanding anything to the contrary set forth in this Agreement, the provisions of this Section 7(e) may be waived in accordance with Section 21(b)(i) hereof.

(f) "Market Stand-Off" Agreement.

(i) If requested by the Company or the Company's designated underwriter in connection with the Company's firmly written initial public offering of the Company's Stock (an "IPO"), each Stockholder hereby agrees that such Stockholder shall not sell, transfer, pledge, lend, make any short sale of, grant any option for the purchase of, enter into any hedging or similar transaction with the same economic effect as a sale or otherwise transfer or dispose of (or enter into an agreement to do any of the aforementioned actions) any Securities of the Company held by such Stockholder (other than those included in the registration statement for such IPO) for a period specified by the underwriters of such IPO (the "Lock Up Period"), not to exceed one hundred eighty (180) calendar days following the effective date of the registration statement filed under the Securities Act in connection with the IPO (the "IPO Effective Date") (or, if required by such underwriter, such longer period of time as is necessary to enable such underwriter to issue a research report or make a public appearance that relates to an earnings release or announcement by the Company within eighteen (18) days before or after the date that is one hundred eighty (180) days after the IPO Effective Date, but in any event not to exceed two hundred ten (210) days following the IPO Effective Date).

(ii) Each Stockholder agrees to execute and deliver such other agreements as may be requested by the Company and/or the underwriter that are consistent with the Stockholder's obligations under this Section 7(f) or that are necessary to give further effect thereto. The Company may impose stop-transfer instructions with respect to the Securities subject to the foregoing restriction until the end of the relevant Lock Up Period. Each Stockholder agrees that any transferee of any shares of such Stockholder's Securities shall be bound by this Section 7(f).

(g) Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 7(d) and 7(e) shall not apply to any Stockholder's sale of any Securities to the public in connection with an IPO.

Section 8. Other Provisions Relating to Transfer.

(a) Involuntary Transfers. Upon the Involuntary Transfer of any Securities held by any Stockholder, such Stockholder shall promptly (but in no event later than two (2) days after such Involuntary Transfer) furnish written notice to the Company stating that such Involuntary Transfer has occurred, specifying the name of the Involuntary Transferee and giving a detailed description of the circumstances giving rise to and the legal basis for the Involuntary Transfer (the "Involuntary Transfer Notice"). An Involuntary Transfer of Stock shall be void unless the Involuntary Transferee satisfies all conditions set forth in the first sentence of Section 7(c). Such Involuntary Transferee of Stock shall, upon satisfaction of the foregoing conditions, be deemed a Stockholder under this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, at any time within ninety (90) days after the date on which the Company receives an Involuntary Transfer Notice, or, if no such Involuntary Transfer Notice is received, then within ninety (90) days after the date on which the Company becomes aware of such Involuntary Transfer, the Company shall have the right to purchase, and, if exercised, the Involuntary Transferee shall have the obligation to sell, all such Securities acquired by the Involuntary Transferee as a result of the Involuntary Transfer for a purchase price equal to the lesser of (i) the Fair Market Value of such Securities as of the fifth (5th) business day prior to the date of the Company's repurchase, and (ii) where applicable, the amount of the indebtedness or other liability that gave rise to the Involuntary Transfer plus the excess, if any, of the Original Cost of such Securities over the amount of such indebtedness or other liability.

(b) Legends; Securities Law Compliance. In the event that any shares of Stock are certificated, each certificate representing Stock owned by any Stockholder shall bear legends in substantially the following form:

(i) "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS (i) (A) SUCH DISPOSITION IS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (B) THE HOLDER HEREOF HAS DELIVERED TO THE COMPANY AN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO THE COMPANY, TO THE EFFECT THAT SUCH DISPOSITION IS EXEMPT FROM THE PROVISIONS OF SECTION 5 OF SUCH ACT, OR (C) A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION, REASONABLY SATISFACTORY TO COUNSEL FOR THE COMPANY, HAS BEEN OBTAINED WITH RESPECT TO SUCH DISPOSITION, (ii) SUCH DISPOSITION IS PURSUANT TO REGISTRATION UNDER ANY APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION THEREFROM, AND (iii) THE TRANSFEREE HAS AGREED IN WRITING TO BE BOUND BY THE TERMS OF THE COMPANY'S STOCKHOLDERS' AGREEMENT AND/OR OTHER THEN-APPLICABLE GOVERNING DOCUMENTS, EACH AS MAY BE AMENDED AND/OR RESTATED FROM TIME TO TIME."

(ii) THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER, VOTING AND OTHER RESTRICTIONS, INCLUDING, WITHOUT LIMITATION, RIGHTS OF FIRST REFUSAL, TAG-ALONG RIGHTS AND DRAG-ALONG RIGHTS, SET FORTH IN THE STOCKHOLDERS' AGREEMENT OF THE COMPANY, AS MAY BE AMENDED AND/OR RESTATED FROM TIME TO TIME, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY."

In addition, any certificates representing Stock shall bear any legends required by applicable state law. In the event any Stock is subject to an effective registration statement filed with the SEC in accordance with Section 5 of the Securities Act, and such Stock has been sold pursuant to such registration statement or pursuant to Rule 144 under the Securities Act, then, in either case, the holder of such Stock shall be entitled to exchange the certificate representing such Stock for a certificate not bearing the legend required by subclause (i) of this Section 8(b). If any Stock ceases to be subject to this Agreement, the holder of such Stock shall be entitled to exchange the certificate representing such Stock for a certificate not bearing the legend required by subclause (ii) of this Section 8(b). Each Stockholder agrees that, in addition to complying with the restrictions on Transfer set forth elsewhere in this Agreement, such Stockholder will not directly or indirectly Transfer any Stock (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of any Stock) in violation of the Securities Act, applicable state securities or "blue sky" laws or any rules or regulations promulgated under any of the foregoing, and such Stockholder will not Transfer any Stock unless the conditions set forth in the legend required by subclause (i) of this Section 8(b) have been satisfied; provided, however, that the Company will not require a legal opinion or "no action" letter (A) in any transaction conducted in compliance with Rule 144 or (B) in any Permitted Transfer.

(c) Transfers in Violation of Agreement. Any Transfer or attempted Transfer of any Securities in violation of this Agreement shall be void, no such Transfer shall be recorded on the Company's books and the purported transferee in any such Transfer (including, without limitation, an Involuntary Transferee that does not agree in writing to be bound by this Agreement as required by Section 8(a)) shall not be treated (and the purported transferor shall be treated) as the owner of such Securities for all purposes.

(d) Agreement on File at Company. A copy of this Agreement shall be kept with the records of the Company.

Section 9. Drag-Along Rights.

(a) Participation. Subject to any approval required under the Certificate of Incorporation and the terms of this Agreement, in the event that (i) the Board, and (ii) the Stockholders of the Company who own greater than fifty percent (50%) of the total then-issued and outstanding shares of Stock (such Stockholders, the "Drag-Along Sellers"), propose a sale of all of the then-issued and outstanding Stock of the Company or a Company Sale, the Drag-Along Sellers may, in their sole and exclusive discretion, require the participation of all of the other Stockholders in such sale in the manner set forth in this Section 9.

(b) Drag-Along Notice. The Drag-Along Sellers may exercise their rights pursuant to this Section 9 by delivering to the Company a written notice of such proposed sale (a "Drag-Along Notice") no later than twenty (20) days prior to the proposed closing thereof. Such Drag-Along Notice shall make reference to the Stockholders' obligations hereunder and shall describe in reasonable detail (i) the number of shares of Stock to be sold, (ii) the Person(s) or entity to whom such Stock is proposed to be sold (collectively, the "Drag-Along Buyer"), (iii) the proposed terms and conditions of the sale, including the amount and form of consideration to be paid and (iv) the proposed date, time and location of the closing of the sale. The Company, at the Company's cost, shall deliver the Drag-Along Notice to all Stockholders other than the Drag-Along Sellers at least fifteen (15) days prior to the proposed closing of a Drag-Along Sale.

(c) Stock to be Sold. If the Drag-Along Sellers approve a sale of all outstanding Stock, each Stockholder shall sell at the same price and on the same terms and conditions in a Drag-Along Sale, all shares of Stock held by such Stockholder. Each Stockholder holding Securities other than Stock shall exercise and/or convert such amount of such Securities (to the extent exercisable or convertible) as shall be necessary to comply with this Section 9(c) into Stock immediately prior to such sale.

(d) Other Transactions. If the Drag-Along Sellers approve a Company Sale (as opposed to a sale of Stock), the other Stockholders shall consent to and shall not object to or exercise any appraisal rights in connection with such Company Sale, in line with the spirit of this Section 9 (any such approved transaction, including a sale of Stock, a "Drag-Along Sale").

(e) Cooperation. Each Stockholder shall fully cooperate with the Drag-Along Sellers and shall take all reasonably necessary actions to effectuate any Drag-Along Sale in accordance with this Section 9, including, without limitation, entering into agreements and delivering certificates and instruments, all consistent with agreements being entered into and certificates and instruments being delivered by the Drag-Along Sellers; provided, however, that no Stockholder shall be required to vote for, or otherwise cooperate with the Drag-Along Sellers in connection with a Drag-Along Sale unless: (i) such Stockholder is only required to make (A) representations and warranties regarding to such Stockholder's authority to engage in the transaction and transfer its Stock, such Stockholder's title to its Stock, the absence of conflicts, and approvals and litigation relating to such Stockholder, and (B) the same representations or warranties with respect to the Company and/or its business, affairs, assets or liabilities made by the Drag-Along Sellers; (ii) such Stockholder is not required to indemnify the Drag-Along Buyer or any other Person jointly with any other Person, or in respect of more than such Stockholder's pro-rata share (based on the amount of proceeds received by such Stockholder in the Drag-Along Sale) of any matter relating to a breach of a representation or warranty described in the foregoing subclause (i)(B) or for breaches of representations and warranties made by the Company with respect to itself or its business, affairs, assets or liabilities; and (iii) such Stockholder cannot be liable for any indemnification obligations in connection with a Drag-Along Sale in excess of the aggregate amount received by such Stockholder in such Drag-Along Sale. At least five (5) Business Days prior to the proposed closing date of a Drag-Along Sale (the "Drag-Along Closing"), each of the Stockholders other than the Drag-Along Sellers shall deliver to such Drag-Along Sellers a written instrument of Transfer covering the shares of Stock of such Stockholder to be sold in the Drag-Along Sale (the "Drag-Along Securities"), and execute and deliver to the Drag-Along Sellers (or their designee(s)) a power of attorney and a letter of transmittal in favor of the Drag-Along Sellers (or their designee(s)) in form and substance reasonably satisfactory to the Drag-Along Sellers (or their designee(s)) appointing the Drag-Along Sellers (or their designee(s)) as the true and lawful attorneys-in-fact and custodians for such Stockholder, with full power of substitution, and authorizing the Drag-Along Sellers (or their designee(s)) to execute and deliver a purchase and sale agreement in accordance with the terms of this Section 9 and to take such actions as the Drag-Along Sellers (or their designee(s)) may reasonably deem necessary or appropriate to effect the Drag-Along Sale and Transfer of the Drag-Along Securities to the Drag-Along Buyer, upon receipt of the purchase price set forth in the Drag-Along Notice at the Drag-Along Closing, free and clear of all security interests, liens, claims, encumbrances, options, and voting agreements of whatever nature (other than this Agreement or any securities laws restrictions), together with all other documents delivered with such Drag-Along Notice and required to be executed in connection with the Drag-Along Sale pursuant to the Drag-Along Notice. Promptly after the Drag-Along Closing, the Drag-Along Sellers shall furnish such other evidence of the completion and time of completion of such Drag-Along Sale and the terms thereof as may reasonably be requested by any of the other Stockholders. Each Stockholder shall bear its pro-rata share of expenses borne by the Drag-Along Sellers or the Company related to the Drag-Along Sale. For the avoidance of doubt, Transfers of Drag-Along Securities in a Drag-Along Sale by the Stockholders pursuant to and in conformity with this Section 9 shall be permitted for all purposes under this Agreement.

(f) Notwithstanding anything to the contrary in this Agreement, upon the receipt of a Drag-Along Notice, no Stockholder may Transfer any of its Securities other than pursuant to Section 7(b)(i) above until the earlier of (i) such time that the Drag-Along Sellers provide written notice to the Company that they have determined not to move forward with the proposed Drag-Along Sale or (ii) three (3) months after the date of the Drag-Along Notice.

(g) Each of the Stockholders shall (i) be present, in person or by proxy, as a holder of shares of voting securities, at all meetings for the vote upon any such proposed Drag-Along Sale (so as to be counted for the purposes of determining the presence of a quorum at such meetings); (ii) vote, or give such Stockholder's written consent with respect to, all shares of Stock held by such Stockholder in favor of such proposed Drag-Along Sale and in opposition of any proposal that could reasonably be expected to delay or impair the consummation of any such proposed Drag-Along Sale; (iii) refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to or in connection with such proposed Drag-Along Sale; (iv) not transfer or deposit any shares of Stock beneficially owned by such Stockholder to or into a voting trust or subject any such shares of Stock to any arrangement or agreement with respect to the voting of such shares of Stock; and (v) take all actions reasonably necessary to consummate the proposed Drag-Along Sale, including, without limitation, further amending the Certificate of Incorporation.

Section 10. **Remedies**. Each Stockholder acknowledges and agrees that each party to this Agreement may be irreparably damaged in the event any provision of this Agreement is not performed by such Stockholder in accordance with its specific terms or is otherwise breached. Accordingly, each Stockholder agrees that the Company shall be entitled to seek injunctive relief and specific enforcement of any term or provision hereof in any court of competent jurisdiction to prevent or remedy any actual or threatened breach of this Agreement by any Stockholder without posting a bond or other security or proving actual damages, in addition to any other rights and remedies available under this Agreement, at law or in equity.

Section 11. **Termination**. This Agreement shall be effective as of the Effective Date and shall terminate upon the earliest of (a) the date no shares of Stock remain outstanding, (b) consummation of a Company Sale, unless, as part of such Company Sale, this Agreement is intended to survive, or (c) the consummation of an IPO (except solely with respect to an IPO, the obligations of the parties set forth in Section 7(f) shall continue to the extent stipulated therein), provided, however, that no Stockholder may be deprived of any right or relieved of any obligation accruing hereunder prior to such termination.

Section 12. Preemptive Rights of Stockholders.

(a) Each Stockholder shall have the right, but not the obligation, to purchase up to such Stockholder's Pro Rata Share of all shares of Stock and securities convertible into Stock (e.g., convertible promissory notes) ("New Securities") that the Board may propose to sell and issue from time to time after the Effective Date (each, a "New Issuance"). Each Stockholder's "Pro Rata Share" of any New Issuance shall equal the product of (a) the number of New Securities proposed to be sold pursuant to such New Issuance (or, in the case of convertible debt or other convertible securities, the total dollar amount of such convertible securities being sold), multiplied by (b) such Stockholder's then-current Percentage Interest immediately prior to such New Issuance. If the Board proposes to make any New Issuance, the Company shall give each Stockholder written notice of its intention, which notice shall describe the price and other material terms and conditions applicable to such New Issuance (the "Pro Rata Notice"). Such Pro Rata Notice may be delivered via electronic means, and may be given before, during or after the commencement of such New Issuance, so long as a sufficient portion of such New Issuance is reserved for the Stockholders who may wish to participate. Each Stockholder shall have ten (10) days from the giving of such Pro Rata Notice to purchase up to its Pro Rata Share of such New Issuance for the price and upon the terms and conditions specified in the Pro Rata Notice by giving written notice thereof to the Board and stating therein the amount of New Securities such Stockholder desires to purchase. Notwithstanding anything to the contrary herein, but subject to any approvals required by any other Governing Document, the defined term "New Issuance" and "New Securities" shall not include, and the preemptive rights set forth in this Section 12 shall not apply to, any Securities issued or issuable:

(i) to Officers, Directors, employees, consultants, advisors, distributors, manufacturers, spokespeople, brokers, representatives, agents or other business relations of the Company pursuant to any stock option or incentive plans, grant documents or agreements of the Company, in each case, on terms approved by the Board;

(ii) pursuant to a transaction involving the Company and any Stockholder or third party whom the Board, in the Board's sole discretion, determines to be a strategic and/or institutional investor, which may include, without limitation, venture capital funds, private equity funds, industry players and other strategic or institutional investment vehicles;

(iii) pursuant to an acquisition of another entity by the Company by merger, consolidation or similar business combination, or acquisition of all or substantially all of the equity or assets of such entity, which is approved by the Board;

(iv) upon conversion or exercise of any outstanding convertible Securities, provided such issuance is pursuant to the terms of such convertible Security;

(v) to equipment lessors, banks, or similar institutional credit financing sources pursuant to plans or arrangements approved by the Board;

(vi) to the public pursuant to an IPO; or

(vii) to any Stockholder for no additional consideration in respect of, in exchange for, or in substitution for Securities, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise.

(b) Notwithstanding anything to the contrary set forth in this Agreement, the provisions of Section 12(a) may be waived in accordance with Section 21(b)(i).

(c) EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN THE CERTIFICATE OF INCORPORATION, OR AS MAY BE REQUIRED BY APPLICABLE LAW, EACH

STOCKHOLDER HEREBY ACKNOWLEDGES AND AGREES THAT (I) THE BOARD SHALL HAVE THE POWER, IN ITS SOLE DISCRETION, TO SELL AND ISSUE NEW SECURITIES TO EXISTING STOCKHOLDERS AND OUTSIDE THIRD PARTIES AT ANY TIME AND FROM TIME TO TIME AFTER THE EFFECTIVE DATE, WHICH NEW SECURITIES MAY BE JUNIOR TO, PARI-PASSU WITH OR SENIOR TO ANY EXISTING CLASS OR SERIES OF SECURITIES THEN-OUTSTANDING, AND (II) NO STOCKHOLDER SHALL HAVE ANY APPROVAL OR CONSENT RIGHTS WITH RESPECT THERETO.

Section 13. Representations and Warranties. Each Stockholder represents and warrants to the Company and each of the other Stockholders that:

(a) Power and Authority. Such Stockholder has the power, authority and capacity (or, in the case of any Stockholder that is an entity, all corporate, limited liability company, or limited partnership power and authority, as the case may be) to execute, deliver and perform this Agreement.

(b) Due Authorization. In the case of a Stockholder that is an entity, the execution, delivery and performance of this Agreement by such Stockholder has been duly and validly authorized and approved by all necessary corporate, limited liability company, or limited partnership action, as the case may be.

(c) Execution and Delivery. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and legally binding obligation of such Stockholder.

(d) No Conflict. The execution, delivery and performance of this Agreement by such Stockholder does not and will not conflict with, violate the terms of or result in the acceleration of any obligation under (i) any material contract, commitment or other material instrument to which such Stockholder is a party or by which such Stockholder is bound, or (ii) in the case of a Stockholder that is an entity, such entity's organizational and governance documents, as the case may be.

(e) Bad Actor. Such Stockholder is not subject to any Disqualification Event. If this representation and warranty becomes inaccurate, incomplete or changes in any way while such Stockholder holds any Securities of the Company, such Stockholder shall promptly advise the Company to that effect and shall furnish any information that may be requested by the Company or is otherwise appropriate as a result of any development, passage of time and any new relationships that may develop in the future.

Section 14. Basic Financial Information and Reporting.

(a) Accounts and Accounting. The Company will maintain accurate and complete books and records of account in which accurate and complete entries will be made of all its business transactions.

(b) Financial Records. Each Stockholder that owns at least ten percent (10%) of the issued and outstanding Stock may request in writing that the Board provide such Stockholder with copies of the Company's (i) unaudited annual financial statements, and (ii) unaudited quarterly operating reports and financial statements, and, in either case, the Board shall provide the same to such Stockholder within a reasonable time following the Board's receipt of such written request, unless the Board reasonably determines that such Stockholder is (or is working for) a competitor of the Company (or an Affiliate of a competitor of the Company) or otherwise lacks a proper purpose as set forth in Section 14(c).

(c) Proper Purpose. Each Stockholder acknowledges and agrees that, subject to the rights of certain Stockholders under applicable law, (i) the Company may withhold access to books and records requested by, or to be provided to, any Stockholder pursuant to this Section 14, at law or otherwise, if the Board determines in its reasonable, but sole, discretion that such Stockholder lacks a proper purpose for receiving such access; and (ii) the Board's determination of a proper purpose hereunder shall be final and binding on such Stockholder and the Company. For the purposes of this Section 14, "proper purpose" shall mean a purpose reasonably related to such Stockholder's interests as a Stockholder of the Company.

(d) Termination of Information Rights. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the rights granted in this Section 14 shall immediately and automatically terminate upon the closing of an IPO.

Section 15. Proprietary Information; Restrictive Covenants.

(a) Proprietary Information. Each Stockholder acknowledges and agrees that it may receive or become aware of certain Information of the Company which is proprietary or confidential in nature, including, without limitation, any and all Information related to (i) marketing and customer data (including, but not limited to, the identity of customers and customer contact information lists); (ii) business or financial data, tax returns, financial statements, projections, business, strategic or marketing plans, market studies or analyses, prospectuses; (iii) cost and expense information, pricing and discount information, gross or net profit margins or analyses; (iv) trade secrets, secret or proprietary processes, recipes and formulae; (v) codes, designs, programs, processes, techniques, databases and Internet web-page designs; (vi) terms, conditions, provisions or obligations of any contracts or agreements to which the Company is a party; (vii) personnel data; (viii) other non-public information concerning the business of the Company; or (ix) any other information the disclosure of which might harm or destroy the competitive advantage of the Company (all of the foregoing shall hereinafter be referred to as the "Proprietary Information"). For purposes of this Section 15(a), "Information" means and includes any data or information of the Company, including, without limitation, data or information in the form of (A) any written information such as reports, documents, books, notebooks, memoranda, templates, models charts or graphs; (B) computer disks, CD-ROM files, electronic mail (email) or other mechanical or electronic media; (C) oral statements, representations or presentations; (D) audio, visual or audio-visual materials or presentations, including audiotapes, videocassettes, laser discs, CDs or electronic or digital audio files; and (E) any other documentary, written, magnetic or other permanent or semi-permanent form. Notwithstanding the foregoing, Proprietary Information shall not include any information which (1) a Stockholder obtains other than as a result of being a Stockholder, (2) is generally known, generally available in the public domain, (3) is required to be disclosed in the context of any governmental, administrative or judicial proceeding, or (4) is required to be disclosed by legal process, law or any governmental, administrative or regulatory authority. Each Stockholder acknowledges, covenants and agrees that, unless otherwise explicitly agreed pursuant to a separate written agreement made by and between the Company and any Stockholder, Proprietary Information shall be the sole property of the Company and no Stockholder has any right, title or interest, and no Stockholder shall acquire any right, title or interest of any kind or nature whatsoever in or to the Proprietary Information.

(b) Confidentiality. Each Stockholder agrees that it shall not, directly or indirectly, disclose the terms of this Agreement or any Proprietary Information or any other confidential information of the Company to any third party other than such Stockholder's attorneys, accountants, and financial advisors so long as such Persons are advised of the confidentiality provisions of this Section 15. Each Stockholder further agrees that it shall not copy or use any Proprietary Information, or publish any Proprietary Information, in each case, except for the sole purpose of fulfilling such Stockholder's obligations to the Company under the Governing Documents or as otherwise pre-authorized by the Company in writing.

(c) Non-Disparagement. Each Stockholder hereby covenants and agrees that, while such Stockholder owns Securities of the Company and at all times thereafter, it shall not, directly or indirectly, disparage, criticize, defame, slander or otherwise make any negative statements or communications regarding the Company, or any of the other Stockholders, or any of their respective

Affiliates, including, without limitation, any of their respective past and present investors, Officers, Directors, or employees. Notwithstanding the foregoing, this Section 15(c) shall not be deemed to prohibit a Stockholder from (i) engaging in private communications with legal and/or other professional advisors, (ii) testifying truthfully in any judicial or administrative proceeding, (iii) communicating with any agent or employee of any governmental or regulatory authority or body, or (iv) making statements or allegations in legal filings that are based on such Stockholder's reasonable belief and are not made in bad faith.

Section 16. Power of Attorney.

(a) Appointment; Power. Each Stockholder hereby irrevocably makes, constitutes and appoints the Chief Executive Officer and the liquidating trustee (each such Person, the "Attorney"), if any, in such capacity as liquidating trustee for so long as it acts as such, as such Stockholder's true and lawful agent and attorney-in-fact, with full power of substitution, and with full power and authority to act in such Stockholder's name and on such Stockholder's behalf, to make, execute, deliver, swear to, acknowledge, file and record: (i) copies of this Agreement, and any amendment, modification or change to this Agreement adopted as herein provided; (ii) the Certificate of Incorporation, the Bylaws and any and all amendments thereto required or permitted by law or the provisions of this Agreement; (iii) all certificates and other instruments deemed necessary by the Attorney to carry out the provisions of this Agreement or applicable law; (iv) all agreements, instruments of transfer, certificates and other documents deemed necessary or desirable by the Board in connection with a Drag-Along Sale and consistent with the terms and conditions of Section 9; (v) all conveyances and other instruments or documents deemed necessary by the Attorney to effect the dissolution or termination of the Company, including a certificate of dissolution; (vi) any certificate of fictitious name, if required by law, for the Company; and (vii) such other certificates or instruments as may be required under the laws of the State of Delaware or any other jurisdiction, or by any governmental body or administrative or regulatory agency, as the Attorney may deem necessary or advisable.

(b) Nature of Power. The power of attorney granted herein:

(i) is coupled with an interest, shall be irrevocable and shall survive and shall not be affected by any subsequent incapacity of any Stockholder;

(ii) may be exercised by the Attorney, either by signing separately as attorney-in-fact for each Stockholder or by a single signature of the Attorney, acting as attorney-in-fact for all Stockholders; and

(iii) shall survive the Transfer or assignment by a Stockholder of all or any portion of its Stock; provided, however, that, where the assignee of all of such Stockholder's Stock has been approved by the Board for admission to the Company as a Stockholder, the power of attorney of the assignor shall survive the delivery of such assignment for the sole purpose of enabling the Attorney to execute, swear to, acknowledge and file any instrument necessary or appropriate to effect such substitution.

(c) Further Documents. Each Stockholder shall execute and deliver to the Company all such further designations, powers-of-attorney and other instruments as the Board reasonably deems necessary to carry out the terms of this Agreement, in each case, within fifteen (15) days after such Stockholder's receipt of the Board's request therefor.

Section 17. Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things, including, without limitation, voting its Securities, and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto may reasonably request in order to carry out the intent and purposes of this Agreement, including, without limitation, the intent and purposes of Section 9.

Section 18. **Notices**. Except as otherwise provided in this Agreement, all notices, requests, claims, waivers, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by a nationally recognized overnight courier service, by electronic mail with confirmation of delivery, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as such party may specify from time to time in a notice given in accordance with this Section 18 (via email being sufficient)):

If to the Company:

16030 Ventura Blvd., #320
Encino, CA 91436
Attn: Dolph Lundgren
c/o Brent Oliver
Email: dolphlundgren@me.com

with a copy to:

1600 Ventura Blvd., Suite #9000
Encino, CA 91436
Attn: Steve Luttmann
Email: steve@hardcutvodka.com

If to any Stockholder, to the address of record for such Stockholder as then set forth in the Company's records.

Section 19. **Representation by Counsel; Interpretation**. Each party to this Agreement acknowledges and agrees that it has had an adequate opportunity to consult with counsel in connection with such party's review and execution of this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it has no application and is expressly waived by each party hereto.

Section 20. **Dispute Resolution; Governing Law; Severability.**

(a) Dispute Resolution. Upon the occurrence of any dispute or disagreement between the parties hereto arising out of or in connection with any term or provision of this Agreement, the subject matter hereof, or the interpretation or enforcement hereof (a "Dispute"), the parties shall engage in informal, good faith discussions and attempt to resolve the Dispute. The parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (ii) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (iii) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(b) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflict of law.

(c) Severability. If any term of this Agreement is found to be invalid, illegal or unenforceable under public policy, all other terms and provisions of this Agreement shall remain in full force and effect for so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon any such determination that any term is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 21. Entire Agreement; Amendments and Waivers.

(a) Entire Agreement. This Agreement, together with all Exhibits attached hereto, and the other Governing Documents, constitutes the entire agreement and understanding of the parties hereto with respect to the matters referred to herein and therein. The undersigned parties hereby agree that, effective upon the Effective Date, this Agreement shall amend, restate, replace and supersede any and all prior agreements with respect to each of the matters set forth in this Agreement, including, without limitation, any and all prior governance documents of the Delaware LLC (i.e., the Certificate of Formation and the Initial Operating Agreement). In the event of any conflict or inconsistency between the terms of this Agreement and any other agreement entered into by and between the Company and any Stockholder (including, without limitation, any other Governing Document or any stock purchase agreement), the terms of this Agreement shall govern and control.

(b) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of (A) the Board, and (B) the Stockholders who own greater than fifty percent (50%) of the then issued and outstanding Stock; provided, however, that the Board may adjust Schedule A from time to time without the consent of any other Person to reflect Transfers of Stock and additions to, or reductions in, the number of shares of Stock held by a Stockholder.

(i) amendment to this Agreement which has a disproportionately adverse effect on any Stockholder vis-à-vis the other Stockholders shall not be made without the written consent of such Stockholder (it being agreed that a waiver of any provision of this Agreement (including, without limitation, Sections 7(d), 7(e) and 12 with respect to a particular transaction shall be deemed to apply to all Stockholders in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Stockholders may nonetheless, by agreement with the Company, participate in such transaction). Any amendment or waiver of this Agreement made in accordance with this Section 21(b)(i) shall be binding upon all Stockholders regardless of whether or not a Stockholder specifically consented to such amendment or waiver or executed any written consent or other agreement, including an amended and restated version of this Agreement, in connection with the same.

(ii) Notwithstanding Section 21(b)(i), this Agreement may be amended from time to time by the Board without the consent of any Stockholders to (A) correct any printing, stenographic, clerical or other minor errors or omissions, or (B) admit or withdraw one or more additional Stockholders in accordance with the terms of this Agreement.

Section 22. Successors and Assigns; No Third-Party Beneficiaries.

(a) Successors and Assigns Generally. This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties hereto.

(b) No Third-Party Beneficiaries. Unless otherwise indicated to the contrary, nothing in this Agreement is intended to or shall confer any rights or benefits upon any Person other than the parties hereto.

Section 23. **Headings**. The headings of the sections and subsections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

Section 24. **Interpretation**. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, "hereby," "herewith," "herein," "hereto," "hereof" and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (b) the words "include," "includes" or "including" shall be deemed to be followed by the words "without limitation"; (c) masculine gender shall also include the feminine and neutral genders, and vice versa; (d) words importing the singular shall also include the plural, and vice versa; (e) "writing," "written" and comparable terms refer to printing, typing and other means of reproducing words (including by electronic means) in a visible form; (f) derivative forms of defined terms will have correlative meanings; and (g) the words "either", "or", "neither", "nor" and "any" are not exclusive.

Section 25. **Counterparts**. This Agreement may be executed in any number of counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement. Executed counterparts to this Agreement may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. Federal ESIGN Act of 2000, e.g., www.docusign.com) or other electronic or digital transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 26. **Indemnification**. Each Stockholder hereby agrees to defend, indemnify and hold harmless the Company and other Stockholders, together with any Officer, Director, employee or agent of the Company, for any claims and damages arising from (a) any Prohibited Transfer or other Transfer or attempted Transfer made by such Stockholder in violation of the terms set forth in this Agreement and (b) any breach by such Stockholder of any other term, condition or restriction set forth in any Governing Document of the Company.

Section 27. **Joinder to this Agreement**. Notwithstanding anything to the contrary contained herein, if the Company issues any additional shares of Stock after the Effective Date, any recipient of such Stock shall become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed a Stockholder for all purposes hereunder. No action or consent by the then-current Stockholders shall be required for such joinder to this Agreement by such additional Stockholder.

Section 28. **WAIVER OF CERTAIN DAMAGES**. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT OR UNDER APPLICABLE LAW, EACH STOCKHOLDER (FOR ITSELF AND ITS LEGAL REPRESENTATIVES, SUCCESSORS AND ASSIGNS) HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES AND DISCLAIMS ALL RIGHTS TO CLAIM OR SEEK (WHETHER ON BEHALF OF IT OR THE COMPANY) ANY CONSEQUENTIAL, PUNITIVE, EXEMPLARY, STATUTORY OR TREBLE DAMAGES AND ACKNOWLEDGES AND AGREES THAT THE RIGHTS AND REMEDIES IN THIS AGREEMENT WILL BE ADEQUATE IN ALL CIRCUMSTANCES FOR ANY CLAIMS THE STOCKHOLDER OR THE COMPANY MIGHT HAVE WITH RESPECT THERETO.

Section 29. **Legal Counsel**. The Company has retained the firm of Giannuzzi Lewendon, LLP

("GL") as legal counsel to the Company. GL has not been engaged to protect or represent the interest of any Stockholder, vis-à-vis the Company in the preparation of this Agreement, the Subscription Agreement or any documents related hereto or thereto, and no other legal counsel has been engaged by the Company to act in such capacity. Each Stockholder acknowledges and agrees that: (a) actual or potential conflicts of interest may exist among the Stockholders; (b) such Stockholders' respective interests will not be represented by legal counsel unless such Stockholder engages counsel on its own behalf, and that such Stockholder has been afforded the opportunity to engage and seek the advice of its own legal counsel before entering into this Agreement; (c) in the event of a dispute between one (1) or more Stockholders and the Company, GL may represent the Company; and (d) the approvals, acknowledg

IN WITNESS WHEREOF, the Company and each of the Stockholders have executed this Stockholders' Agreement as of the Effective Date.

COMPANY:

HARD CUT VODKA, INC.,
a Delaware corporation

DocuSigned by:
9B579411D2F04AA...
By: ____________________________
Name: Steve Luttmann
Title: Managing Director

STOCKHOLDERS:

Signed by:
56D91B19F7594D0...
____
SHAUN O'ROURKE

DocuSigned by:
14D33056E3CB451...
____
EMMA KROKDAL

Signed by:
62108F91DC6E47C...
____
CRAIG BAUMGARTEN

DocuSigned by:
85785192FCCA43E...
____
DOLPH LUNDGREN

LUTTMANN MARKETING & VENTURES LLC

DocuSigned by:
9B579411D2F04AA...
By: ____________________________
Name: Steve Luttmann
Title: Managing Director

VIKING SPIRITS AB

DocuSigned by:
DA9B7B796DD4454...
By: ____________________________
Name: Bjorn Nilsson
Title: MD

[*Additional Stockholders' Signature Pages to Follow*]

**STOCKHOLDER SIGNATURE PAGE
TO
STOCKHOLDERS' AGREEMENT
OF
HARD CUT VODKA, INC.**

By executing this signature page in the space provided below, the undersigned hereby agrees to be bound by all the terms and conditions of the Stockholders' Agreement of Hard Cut Vodka, Inc., as the same may be amended and/or restated from time to time.

Date: __________________ ___, 20___

STOCKHOLDER:

Print Stockholder Name: _______________________

Sign Name: _______________________

Print Signatory Name: _______________________ (if the Stockholder is an entity)

Print Signatory Title: _______________________ (if the Stockholder is an entity)

Address: _______________________

____

____

Email: _______________________

Appendix I

DEFINITIONS

For purposes of this Agreement, unless the context clearly indicates otherwise, the following terms shall have the following meanings:

"Acceptance Period" is defined in Section 7(d)(iii).

"Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such first Person. As used in this definition of the term "Affiliate", "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person by reason of ownership of voting securities, by contract or otherwise.

"Agreement" is defined in the preamble.

"Appraisal" is defined in Section 7(d)(ii).

"Attorney" is defined in Section 16(a).

"Board" means the Board of Directors of the Company.

"Business Days" means each day Monday through and including Friday, excluding any holidays observed in the State of Delaware.

"Bylaws" is defined in the Recitals.

"Certificate of Conversion" is defined in the Recitals.

"Certificate of Formation" is defined in the Recitals.

"Certificate of Incorporation" is defined in the Recitals.

"Board" means the board of directors of the Company.

"Budget" means the annual budget of the Company.

"Business Days" means Monday through Friday except Federal or Delaware State holidays.

"Common Stock" means the common stock of the Company, par value $0.0001 per share.

"Company" is defined in the preamble.

"Company Sale" means any of the following transactions: (a) a merger or consolidation in which the Company or a subsidiary thereof is a constituent party and the Company issues shares of Stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of Stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (A) the surviving or resulting corporation or (B) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

"Director" means a member of the Board.

"Dispute" is defined in Section 20(a).

"Disqualification Event" has the meaning set forth in Section 2(h).

"Disqualified Designee" has the meaning set forth in Section 2(h).

"Drag-Along Buyer" is defined in Section 9(b).

"Drag-Along Closing" is defined in Section 9(e).

"Drag-Along Notice" is defined in Section 9(b).

"Drag-Along Sale" is defined in Section 9(d). For the avoidance of doubt, "Drag-Along Sale" means any sale or other transaction contemplated by Section 9(a) or Section 9(d).

"Drag-Along Securities" is defined in Section 9(e).

"Drag-Along Sellers" is defined in Section 9(a).

"Effective Date" is defined in the preamble.

"Encumbrance" means any security interest, pledge, hypothecation, mortgage, lien (including environmental and tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any similar successor federal statute and the rules and regulations thereunder, all as the same are in effect from time to time. Any reference to a particular section of the Exchange Act shall be deemed to include reference to the corresponding section, if any, of any such successor federal statute, and the rules and regulations thereunder.

"Fair Market Value" means, as of any date, for (a) publicly traded Securities, the average of the daily volume-weighted average price per share of such Securities for each of the ten (10) trading days prior to such date (as reported by Bloomberg Financial L.P. using the VWAP function, or if unavailable, by another authoritative source, or if no other authoritative source is available, based upon the average of the daily closing prices (instead of the daily volume-weighted average prices) for such ten (10) trading days, as reported by Bloomberg Financial L.P. or another authoritative source), and (b) non-publicly traded Securities, the fair market value of such Securities as of such date as determined in good faith by the Board.

"Family Member" means, with respect to a natural person, a spouse, parents, grandparents, aunts, uncles, siblings and descendants of them (including adoptive relationships and stepchildren) and the spouses of all such persons.

"Information" is defined in Section 15(a).

"Involuntary Transfer" means any Transfer, other than by voluntary act of a Stockholder, or any proceeding or action by or in which a Stockholder is deprived or divested of any right, title or interest in or to any Securities or any Securities become encumbered, whether or not such Stockholder consents to such proceeding or action, including, without limitation, (a) any seizure under levy of attachment or execution, (b) any foreclosure upon a pledge of, or a security interest in, such Securities, (c) any Transfer in connection with bankruptcy or similar proceedings relating to a Stockholder, (d) any Transfer to a state or to a public officer or agency pursuant to any statute pertaining to escheat or abandoned property, (e) any Transfer in connection with the disposition of the community property interest of such Stockholder's spouse, (f) any Transfer upon the death of such Stockholder, (g) any Transfer occasioned by the incompetence or incapacity of such Stockholder, or (h) any Transfer to a Stockholder's spouse as a result of the termination of the marital relationship.

"Involuntary Transferee" means a transferee of any shares of Stock pursuant to an Involuntary Transfer.

"Involuntary Transfer Notice" is defined in Section 8(a).

"IPO" is defined in Section 7(f)(i).

"IPO Effective Date" is defined in Section 7(f)(i).

"Lock Up Period" is defined in Section 7(f)(i).

"New Issuance" is defined in Section 12.

"New Securities" is defined in Section 12.

"Offered Shares" is defined in Section 7(d).

"Offeree" is defined in Section 7(d).

"Offeror" is defined in Section 7(d).

"Officer" means an officer of the Company.

"on a fully-diluted basis" means after giving effect to the conversion into Stock of all outstanding Securities that are or will become convertible into Stock and issuance of all unissued shares of Stock then reserved for issuance under the Company's stock option plan, if any.

"Original Cost" means, for any Securities, the original purchase price paid to the Company for such Securities, as reflected in the records of the Company.

"Percentage Interest" means, with respect to a Stockholder as of a given date, the shares of Stock held by such Stockholder as of such date, expressed as a percentage of the sum of the total issued and outstanding shares of Stock held by all Stockholders as of such date, calculated on fully-diluted basis.

"Permitted Transferee" means (i) pursuant to the forfeiture, redemption and repurchase provisions set forth in this Agreement or any applicable agreement between the Company and such Stockholder, (ii) with respect to any Stockholder that is an entity, the current shareholders, partners and/or members of such specified Stockholder, as well as any entity that is, directly or indirectly, 100% owned and controlled by such Stockholder, and (iii) with respect to any Stockholder who is a natural person, (A) such Stockholder's spouse, parents, grandparents (including great grandparents), aunts, uncles, siblings and descendants of them (including adoptive relationships and stepchildren) and the spouses of all such persons, (B) any trust, custodianship, family limited partnership, or family limited liability company for the benefit of a spouse, child or other descendant of such Stockholder; provided, that the Stockholder continues to control such Person and retains all rights to vote or consent as a Stockholder under this Agreement, (C) a beneficiary of a trust described in (ii) (B) hereof, (D) any entity that is, directly or indirectly, 100% owned and controlled by such Stockholder, or (E) upon the death of such Stockholder, (I) the estate, personal representatives, executors, administrators, testamentary trustees, heirs, legatees or beneficiaries of such Stockholder or of a spouse, child or other descendant of such Stockholder, or (II) such Stockholder's Permitted Transferee.

"Person" means any individual, corporation, partnership, firm, joint venture, association, limited liability company, joint-stock company, trust, unincorporated organization, governmental or regulatory body or other legal entity.

"Prohibited Transfer" means any Transfer of Securities to a Person that (a) would violate any provision of this Agreement; (b) may not be effected without registering the Securities involved under the Securities Act or similar state securities laws; (c) would result in the assets of the Company constituting "plan assets" as such term is defined in the Department of Labor regulations promulgated under the Employer Retirement Income Security Act of 1974, as amended from time to time; (d) would cause the Company to be controlled by or under common control with an "investment company" for purposes of the Investment Company Act of 1940, as amended from time to time; (e) would require any Securities of the Company to be registered under the Exchange Act or would cause the Company to be subject to Section 12(g) or Section 15(d) of the Exchange Act; or (f) the Board determines in good faith would result in a change of control under an indenture or credit agreement to which the Company is a party.

"Proprietary Information" is defined in Section 15(a).

"Purchase Price" is defined in Section 7(d)(iv).

"Right of First Refusal Exercise Notice" is defined in Section 7(d)(iii).

"Right of First Refusal Notice" is defined in Section 7(d)(ii).

"Right of First Refusal Option" is defined in Section 7(d)(i).

"Rule 144" means Rule 144 promulgated under the Securities Act or any successor or similar rule as may be enacted by the Securities and Exchange Commission from time to time.

"Securities" means (a) the Stock or any other equity security of the Company, (b) any security convertible, with or without consideration, into Stock or any other equity security of the Company (including any option to purchase such a convertible security and any convertible promissory notes), (c) any warrant, option or right to subscribe for or purchase Stock or any other equity security or (d) any security carrying such warrant, option or right.

"Securities Act" means the Securities Act of 1933, as amended from time to time, or any successor federal statute, and the rules and regulations promulgated thereunder in effect at the time. Any reference to a particular section of the Securities Act shall be deemed to include reference to the corresponding section, if any, of any such successor federal statute, and the rules and regulations thereunder.

"Stock" means and includes all capital stock of the Company, the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

"Stockholder" is defined in the preamble.

"Tag-Along Exercise Notice" is defined in Section 7(e)(i).

"Tag-Along Notice" is defined in Section 7(e)(i).

"Tag-Along Option Period" is defined in Section 7(e)(i).

"Tag-Along Rights" means the rights of the Stockholders to Transfer shares of Stock under Section 7(e).

"Transfer" is defined in Section 7(a).

Exhibit A

SPOUSAL WAIVER[1]

I, __________________, hereby waive and release any and all equitable or legal claims and rights, actual, inchoate or contingent, which I may acquire with respect to the disposition, voting or control of the Securities subject to the Stockholders' Agreement by and among Hard Cut Vodka, Inc., a Delaware corporation, and its stockholders, as the same may be amended and/or restated from time to time, except for rights in respect of the proceeds of any disposition of such Securities.

Signature: __________________________

Date: __________________________

[1] A spousal waiver is required only if the Stockholder is an individual and a resident of one of the following community property states: Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington or Wisconsin.

SCHEDULE A

STOCKHOLDERS[2]

Stockholder	Common Shares	Percentage Ownership
Shaun O'Rourke	40,000	4.00%
Emma Krokdal	100,000	10.00%
Craig Baumgarten	100,000	10.00%
Viking Spirits AB	100,000	10.00%
Luttmann Marketing & Ventures LLC	150,000	15.00%
Dolph Lundgren	510,000	51.00%
TOTAL:	1,000,000	100%

[2] The above capitalization table does not include the 111,111 shares of common stock reserved for issuance in the company's stock option pool.